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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

DIGIMARC CORPORATION
(Name of Subject Company)

DIGIMARC CORPORATION
(Name of Person Filing Statement)

Common Stock, Par Value $0.001 Per Share
(including the associated preferred stock purchase rights)
(Title of Class of Securities)

253807101
(CUSIP Number of Class of Securities)

Bruce Davis
Chief Executive Officer and Chairman of the Board
Digimarc Corporation
9405 S.W. Gemini Drive
Beaverton, Oregon 97008
(503) 469-4800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)

With a copy to:

Roy W. Tucker, Esq.
Perkins Coie LLP
1120 N.W. Couch Street, 10th Floor
Portland, Oregon 97209
(503) 727-2091

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.    Subject Company Information.

  (a)   Name and Address.

        The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates is Digimarc Corporation, a Delaware corporation ("Digimarc"). The address and telephone number of Digimarc's principal executive office are 9405 S.W. Gemini Drive, Beaverton, Oregon 97008, (503) 469-4800.

  (b)   Securities.

        This Schedule 14D-9 relates to the outstanding shares of common stock, par value $0.001 per share, together with the associated preferred stock purchase rights of Digimarc (collectively, the "Shares"). As of July 2, 2008, there were 22,510,533 Shares issued and outstanding and 6,697,331 Shares reserved and available for issuance upon, or otherwise deliverable in connection with, the exercise of outstanding options.

Item 2.    Identity and Background of the Filing Persons.

  (a)   Name and Address.

        Digimarc is filing this Schedule 14D-9. The information about Digimarc's business address and telephone number are set forth in Item 1(a) above and incorporated herein by reference.

  (b)   Tender Offer.

        This Schedule 14D-9 relates to the tender offer by Dolomite Acquisition Co. ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of L-1 Identity Solutions, Inc., a Delaware corporation ("L-1") to purchase all of the outstanding Shares at a purchase price of $11.90 per Share (as such price may be adjusted in accordance with the Merger Agreement, the "Offer Price"), net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 3, 2008 (the "Offer to Purchase"), and in the related Letter of Transmittal (that, together with the Offer to Purchase, as each of the same may be amended or supplemented from time to time, constitutes the "Offer"). The Offer is being made in connection with an Amended and Restated Agreement and Plan of Merger, dated as of June 29, 2008, by and among L-1, Purchaser and Digimarc (as the same may be amended from time to time, the "Merger Agreement"), pursuant to which L-1 has agreed to acquire Digimarc, which following the Spin-Off (as defined below) will consist only of the identification systems business of Digimarc, for aggregate consideration of $310,000,000. Accordingly, stockholders of Digimarc (the "Stockholders") will be eligible to receive consideration from L-1 pursuant to the Offer and shares in a new publicly-held company following the Spin-Off, which will hold Digimarc's digital watermarking business. The market value of the shares of the new publicly-held company will not be known until the shares start trading. The Offer Price does not include the value attributable to the Spin-Off and is based on an estimated 26,050,000 Shares outstanding, including 3,862,000 Shares estimated to be issued upon exercises of stock options to purchase Shares on or prior to the Spin-Off Record Date (as defined below). The Offer Price is subject to adjustment based on the total number of Shares outstanding after giving effect to the number of Shares issued upon exercise of Stock Options on or prior to the Spin-Off Record Date. The Offer, including adjustments to the Offer Price, is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), filed by L-1 and Purchaser with the Securities and Exchange Commission (the "SEC") on July 3, 2008. Copies of the Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2), respectively, to this Schedule 14D-9.

        The Merger Agreement provides, among other things, that following the completion of the Offer and subject to the terms and conditions set forth therein, Purchaser will merge with and into Digimarc (the "Merger") and Digimarc will continue as the surviving corporation and a wholly owned subsidiary of L-1. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares held by L-1 or Purchaser, which Shares will be cancelled and will cease to exist, or stockholders who exercise appraisal rights under Delaware law with respect to their Shares) will be cancelled and converted into the right to receive $11.90 or any greater per Share price paid in the Offer, without interest thereon and less any required withholding taxes. The Merger Agreement is more fully described in Section 11 of the Offer to Purchase, which also contains a discussion of the treatment of employee stock options, and is filed as Exhibit (a)(1) to this Schedule 14D-9.

        Prior to the expiration of, and as a condition to, the Offer, Digimarc will contribute all of the assets and liabilities related to its digital watermarking business, together with all of Digimarc's cash, including cash received upon the exercise of Digimarc stock options (the "Spin-Off"), to DMRC LLC, a Delaware limited liability company. The equity interests of DMRC LLC will be distributed to Digimarc's stockholders as of the record date for the distribution, which is expected to be prior to the expiration of the Offer (the "Spin-Off Record Date"). Following the Spin-Off or the trust transfer described below, as applicable, DMRC LLC will merge with and into a wholly owned subsidiary, DMRC Corporation, a Delaware corporation, with DMRC Corporation continuing as the surviving company of such merger (the "DMRC Merger"), and each limited liability company interest of DMRC LLC will be converted into one share of DMRC Corporation common stock. After the Spin-Off and completion of the Merger, DMRC Corporation will change its name to Digimarc Corporation. In connection with the Spin-Off, DMRC Corporation filed a Registration Statement on Form 10 with the SEC on June 23, 2008 to register the shares of DMRC Corporation under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which Registration Statement on Form 10 must be declared effective by the SEC prior to effecting the Spin-Off; provided, however, that if at the time of the Spin-Off, the Registration Statement on Form 10 is not effective, all limited liability interests will be transferred to a newly-created trust for the benefit of the Stockholders as of the Spin-Off Record Date, and the trust will distribute shares of DMRC Corporation common stock to Stockholders as of the Spin-Off Record Date upon effectiveness of the Registration Statement on Form 10. The Spin-Off and related agreements are described in Section 12 of the Offer to Purchase.

        As set forth in the Schedule TO, L-1's principal executive office is 1778 Broad Street, 12th Floor, Stamford, Connecticut 06901.

        All information set forth in this Schedule 14D-9 or incorporated by reference into this Schedule 14D-9 about L-1, Purchaser or their respective affiliates, as well as actions or events respecting any of them, was obtained from reports or statements filed by L-1 or Purchaser with the SEC, including the Schedule TO and the Offer. Digimarc has not verified the accuracy or completeness of such information.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

        Except as set forth in this Item 3, or in the Information Statement of the Digimarc attached to this Schedule 14D-9 as Annex A (the "Information Statement") or as incorporated by reference herein, as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between Digimarc or its affiliates and: (i) its executive officers, directors or affiliates; or (ii) L-1, Purchaser or their respective executive officers, directors or affiliates. The Information Statement is being furnished to Digimarc's stockholders pursuant to Section 14(f) of the Exchange Act, and Rule 14f-1 issued under the Exchange Act in connection with L-1's right, after accepting the tendered Shares for payment and pursuant to the Merger Agreement, to designate persons to the board of directors of Digimarc (the "Digimarc Board ") other than at a meeting of the stockholders of Digimarc. The Information Statement is incorporated herein by reference.

  (a)   Arrangements with Current Executive Officers and Directors of Digimarc.

        In considering the recommendation of Digimarc's board of directors as set forth in Item 4 below, Stockholders should be aware that certain executive officers and directors of Digimarc have interests in the Offer and the Merger, which are described below, which are different from or in addition to the interests of the stockholders generally. Digimarc's board of directors is aware of these potential conflicts and considered them along with the other factors described in this Item 3 and Item 4 below in approving the Merger Agreement and making such recommendation.

Cash Consideration Payable Pursuant to the Offer.

        If each of Digimarc's directors and executive officers were to tender the Shares each owns for purchase pursuant to the Offer, as each has either agreed to pursuant to support agreements described below or expressed intention to, each would receive the same cash consideration on the same terms and conditions as the other Stockholders. Any outstanding Shares not tendered in the Offer will be cancelled and converted into the right to receive the Offer Price, without interest, in the Merger.

        As of June 27, 2008, Digimarc's directors and executive officers owned, directly and indirectly, in the aggregate 987,048 Shares (excluding Shares issuable upon the exercise of stock options). If the directors and executive officers were to tender all of their Shares for purchase pursuant to the Offer, and those Shares were purchased by the Purchaser at the Offer Price, the directors and executive officers would receive an aggregate of $11,745,871 in cash, without interest and less any required withholding taxes.

Treatment of Digimarc Stock Options and Restricted Stock.

        Each of the directors and executive officers of Digimarc owns Shares and/or options to purchase Shares. They will be entitled to the same rights as other Stockholders and option holders with respect to such ownership interests, including the right to tender their Shares in the Offer and acceleration of vesting, as applicable, as described below.

        Stock Options.    All outstanding options to purchase Shares will become fully vested and exercisable on or prior to the Spin-Off Record Date. Holders of Digimarc stock options will be given the opportunity to exercise their stock options, whether or not vested, on or prior to the Spin-Off Record Date. Following exercise their stock options, the holders of Shares issued upon exercise will be entitled to receive the Offer Price or the per share Merger consideration, which is equal to the Offer Price, in connection with the Merger, as the case may be, and for stock options exercised prior to the Spin-Off Record Date, the distribution of the equity interests in connection with the Spin-Off. All Digimarc stock options that are not exercised or cancelled prior to the effective time of the Merger will be cancelled and null and void as of the effective time of the Merger.

        In connection with the termination of Digimarc's 1995 Stock Incentive Plan, Restated 1999 Stock Plan, 2000 Non-Officer Employee Stock Incentive Plan and 1999 Non-Employee Director Option Program, following the Spin-Off, no holder of Digimarc stock options, or any participant or beneficiary of the plans, will have any right to acquire or receive any equity securities of the surviving corporation or any consideration other than those discussed above.

        Restricted Stock.    All outstanding Shares of Digimarc restricted stock will become fully vested on or prior to the Spin-Off Record Date. The holders of restricted stock will be Stockholders for purposes of the Spin-Off and can participate in the Offer. In the Merger, each Share of formerly restricted stock that was not tendered in the Offer and is outstanding immediately prior to the effective time of the Merger (other than Shares of Stockholders who exercise appraisal rights under Delaware law) will be cancelled and converted into the right to receive the per share Merger consideration, which is equal to the Offer Price, without interest thereon and less any required withholding taxes.

        As of the date of this Schedule 14D-9, the directors and executive officers of Digimarc hold options to purchase 3,614,000 Shares, 3,008,782 of which are vested and exercisable as of the date of this Schedule 14D-9, at a weighted average exercise price of $13.66 per share, and 493,000 Shares of Digimarc restricted stock.

Potential Severance and Retention Payments.

        Davis Employment Agreement.    Digimarc has entered into an employment agreement with Bruce Davis, its President and Chief Executive Officer, which provides that if Mr. Davis' employment is terminated in certain circumstances, as described below, Mr. Davis' stock options will immediately and fully vest and Digimarc will be obligated to continue to pay Mr. Davis, for two years from the date of termination, base compensation at the level in effect on the date of termination, annual bonus compensation at the level earned in the most recent fiscal year and, for Mr. Davis and his dependents, continued health, disability and other fringe benefits as are generally provided to other executives of Digimarc. In addition, in consideration for the provisions in the employment agreement providing for the post-termination payments described above, Mr. Davis has agreed to certain non-competition and non-solicitation obligations in Digimarc's favor. Mr. Davis is eligible for these severance benefits if his employment is terminated by Digimarc without "cause" or by Mr. Davis due to an "adverse change" in the conditions of his employment.

        Under Mr. Davis' employment agreement, "cause" is defined as an action or inaction adverse to Digimarc, including any dishonesty, grossly negligent misconduct, willful misconduct, disloyalty, an act of bad faith, neglect of duty or material breach of the employment agreement. "Adverse change" includes, if done without Mr. Davis' prior written consent, a reduction in title or responsibilities or mandatory relocation more than 35 miles from his current place of employment.

        Under Mr. Davis' employment agreement, in the event that any payments, benefits, distributions or any combination thereof would constitute "excess parachute payments" under Section 280G of the Internal Revenue Code of 1986 (as amended, the "Code"), Mr. Davis is entitled to receive an additional "gross-up payment." Such "gross-up payment" would be in an amount such that after payment by Mr. Davis of all excise taxes imposed under Section 280G of the Code, including any interest, penalties and the excise tax and/or any other tax imposed upon the gross-up payment itself, Mr. Davis retains an amount equal to the original amount of the parachute payment prior to the assessment of excise taxes or application of the "gross-up payment."

        DMRC Corporation will assume all liabilities and obligations of Digimarc under Mr. Davis' employment agreement following the Spin-Off.

        Change of Control Retention Agreement.    Digimarc has entered into a change of control retention agreement with each of Michael McConnell, its Chief Financial Officer and Treasurer; Robert Eckel, its President, Government Programs; Robert Chamness, its Chief Legal Officer and Secretary; and Reed Stager, its Executive Vice President. The change of control retention agreements provide for certain severance benefits in the event of termination of the executive without "cause" by Digimarc, or termination by the executive for "good reason," each as described below, within 12 months following a change of control of Digimarc or the sale of certain divisions of Digimarc during the term of the change of control retention agreement. The severance benefits payable upon such a termination include 12 months' salary, a prorated bonus payment and up to 18 months of premiums necessary to continue the executive's health insurance coverage under Digimarc's health insurance plan. The severance benefits are conditioned upon the executive signing a release of claims. An executive's termination is not subject to the change of control retention agreement, however, if (1) the termination of employment occurs in connection with the sale of the digital watermarking business or the secure ID business of Digimarc, (2) the executive is offered employment by the successor company on terms that would not constitute "good reason" and (3) the successor company assumes Digimarc's obligations under the change of control retention agreement.

        Under the change of control retention agreements, "cause" is defined as willful misconduct that is significantly injurious to Digimarc; fraud, dishonesty, embezzlement, misrepresentation or theft from Digimarc; a felony or crime involving moral turpitude; breach of any agreement with Digimarc; unauthorized disclosure of Digimarc's proprietary or confidential information or breach of any confidentiality or proprietary information agreement with Digimarc; violation of Digimarc's Code of Ethics (if applicable) or Code of Business Conduct or any other employment rule or policy; continued failure or refusal to follow instructions after five days has passed following delivery of a written notice identifying the failure or refusal; a court order or a consent decree barring the executive from serving as an officer or director of a public company; or continued failure to meet and sustain an acceptable level of performance of duties and obligations to Digimarc for 30 days following notice of failure to perform.

        "Good reason" is defined as a substantial reduction in duties or responsibilities (with certain exceptions, such as change of title); a material reduction in base salary, benefits or total cash compensation, other than as part of an overall reduction for all employees at the same level; a mandatory transfer to another geographic location more than 35 miles from the prior location of employment, other than normal business travel obligations; the failure of a successor to Digimarc to assume the obligations under the change of control retention agreement; or Digimarc's failure to comply with its obligations under the change of control retention agreement.

        Under the change of control retention agreements, in the event that any payments or benefits would constitute "excess parachute payments" under Section 280G of the Code, the payment or benefits will be reduced to avoid having any portion treated as an excess parachute payment, provided that the after-tax value to the executive of the remaining payments or benefits is, in the opinion of Digimarc's tax advisor, not less than if the payments or benefits had been fully made.

        DMRC Corporation will assume all liabilities and obligations of Digimarc under the change of control retention agreements with the individuals listed above following the Spin-Off.

DMRC Corporation Non-voting Preferred Stock.

        After the Spin-Off and completion of the DMRC Merger, DMRC Corporation will issue to the executive officers of DMRC Corporation shares of DMRC Corporation non-voting preferred stock in the aggregate amount of $50,000.

Employment Following the Merger.

        Following the Merger, some of the executive officers of Digimarc may be retained by L-1 or its subsidiaries or DMRC Corporation as officers, employees or consultants. None of the executive officers of Digimarc have entered into employment agreements with L-1 or its subsidiaries or DMRC Corporation, but may enter into agreements in the future that provide for compensation, severance and other benefits commensurate with their current compensation and benefits and future responsibilities.

        Following the Merger, Bruce Davis, Michael McConnell and Robert Chamness are expected to hold similar positions with DMRC Corporation to those they currently hold with Digimarc.

Indemnification and Insurance.

        L-1 has agreed to cause the surviving corporation of the Merger to assume the obligations associated with all rights of the individuals who on or prior to the effective time of the Merger were directors or officers of Digimarc or any of its subsidiaries to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the effective time of the Merger. Such indemnification will be provided to the same extent such persons are entitled to be indemnified pursuant to the respective certificate of incorporation or bylaws (or comparable organizational document), as applicable, of Digimarc or any of its subsidiaries as of June 29, 2008, and any indemnification agreements or arrangements, which will survive the Merger and will continue in full force and effect in accordance with their terms. The certificate of incorporation and bylaws of the surviving corporation will contain provisions with respect to indemnification that are at least as favorable to the indemnified parties as those in Digimarc's certificate of incorporation and bylaws on June 29, 2008, and such provisions will not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the indemnified parties.

        Under the terms of the Merger Agreement, the surviving corporation will also, for a period of six years after the completion of the Merger, maintain the directors' and officers' liability insurance policies currently maintained by Digimarc to cover acts or omissions occurring at or prior to the effective time of the Merger for those individuals who are covered by Digimarc's current directors' and officers' liability insurance policies, on terms with respect to such coverage and amount no less favorable to such individuals as Digimarc's policies in effect on June 29, 2008; provided, however, that if the aggregate annual premiums for such insurance exceeds 150% of the current aggregate annual premium, then L-1 will provide or cause to be provided policies for the applicable individuals with the best coverage as will then be available at an annual premium of 150% of the current aggregate annual premium. Alternatively, with the consent of L-1, which consent will not be unreasonably withheld, Digimarc may purchase "tail" insurance coverage covering a period of six years after the effective time of the Merger, at a cost no greater than that set forth in the preceding sentence, that provides coverage identical in all material respects to the coverage described above.

  (b)   Arrangements with L-1 and the Purchaser.

Merger Agreement.

        The summary of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Sections 1 and 16 of the Offer to Purchase are incorporated herein by reference. This summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Support Agreements.

        In connection with the execution of the Merger Agreement, Bruce Davis, Michael McConnell, Robert Eckel, Robert Chamness, Reed Stager and Philip Monego, Sr. have entered into support agreements with L-1 pursuant to which, among other things, each of these individuals has agreed to tender all of his Shares in connection with the Offer. As of June 27, 2008, these individuals as a group beneficially owned approximately 3,313,671 shares or approximately 13.27% of the total outstanding Shares. This summary is qualified in its entirety by reference to the form of support agreement, which is filed as Exhibit (e)(2) and is incorporated herein by reference.

The Spin-Off Agreements.

        In connection with the Spin-Off, L-1 and Digimarc have negotiated a separation agreement, a license agreement and a transition services agreement. The summary of each of these agreements contained in Section 12 of the Offer to Purchase is incorporated herein by reference. Those summaries do not purport to provide a complete and accurate description of these agreements.

Item 4.    The Solicitation or Recommendation.

        (a)   Recommendation of Digimarc's Board of Directors.    After careful consideration by Digimarc's board of directors, including a thorough review of the Offer with Digimarc's outside legal and financial advisors and Digimarc's senior management and of other alternatives available to Digimarc, Digimarc's board of directors, by unanimous resolutions: (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of Digimarc and its Stockholders; (2) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; and (3) recommended that the Stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement and authorize the Merger. Accordingly, Digimarc's board of directors recommends that Stockholders accept the Offer and tender their Shares pursuant to the Offer.

  (b)   Background and Reasons for the Recommendation of Digimarc's Board of Directors.

Background of the Offer.

        As part of its ongoing evaluation of Digimarc's business and strategic direction, Digimarc's board of directors has evaluated from time to time Digimarc's strategic alternatives. In addition, Digimarc has, from time to time, received unsolicited inquiries related to an acquisition of all or part of the company. In the second half of 2006, Digimarc's board of directors determined that Digimarc would benefit from the resources and analysis provided by financial advisors familiar with the company and the businesses in which it is engaged. In November 2006, Digimarc engaged USBX Advisory Services, LLC ("USBX Advisory Services") and RA Capital Advisors LLC ("RA Capital") as Digimarc's financial advisors to assess Digimarc's secure ID business and digital watermarking business, respectively, and to assist in the evaluation of strategic alternatives, including identifying potential complementary businesses for Digimarc to acquire and assisting management and the board of directors in reviewing and analyzing potential inquiries from parties interested in acquiring all or a portion of the company.

        In the spring and summer of 2007, USBX Advisory Services facilitated discussions and financial and legal due diligence with four parties interested in potential strategic transactions with Digimarc, none of which resulted in an offer to acquire Digimarc or any of its assets or businesses. In the fall of 2007, certain assets of USBX Advisory Services, including the Digimarc engagement and the primary USBX Advisory Services bankers working on the Digimarc engagement, were acquired by Imperial Capital.

        On October 11, 2007, Robert Basil, Vice President of Strategic Planning and Business Operations of L-1, contacted a representative of USBX Advisory Services to facilitate a conversation between L-1 and Digimarc about a possible strategic transaction.

        On October 18, 2007, a representative of USBX Advisory Services contacted James DePalma, Chief Financial Officer of L-1, to further discuss L-1's preliminary interest in discussing the possible acquisition of Digimarc's secure ID business.

        During the month of November 2007, Mr. Basil and Mr. DePalma continued to have several informal and general discussions with Jay Beaghan, a representative from USBX Advisory Services, regarding L-1's preliminary interest in the acquisition of Digimarc's secure ID business.

        In late November 2007, Mr. LaPenta contacted USBX Advisory Services to express interest in a potential transaction between L-1 and Digimarc involving the acquisition of Digimarc's secure ID business.

        On December 3, 2007, Mr. DePalma contacted Mr. Beaghan to outline and discuss L-1's proposed structure of a potential transaction involving the acquisition of Digimarc's secure ID business by L-1 and timing for a possible meeting between L-1 and Digimarc.

        On December 6, 2007, at a meeting of Digimarc's board of directors, a representative of USBX Advisory Services reported to the board of directors on his conversations with Mr. DePalma regarding a potential acquisition of Digimarc's secure ID business.

        On January 22, 2008, Bruce Davis, President and Chief Executive Officer of Digimarc, James T. Richardson, Digimarc's lead director, and Mr. Beaghan, now a representative of Imperial Capital after the acquisition of certain assets of USBX Advisory Services, met with Mr. LaPenta at the Portland, Oregon, airport to discuss L-1's interest in a potential transaction involving the acquisition of Digimarc's secure ID business. The parties discussed the broad parameters of a potential transaction.

        On January 25, 2008, Digimarc's board of directors held a meeting, during which Messrs. Davis and Richardson reported on their meeting with Mr. LaPenta. The board of directors directed Digimarc's management, and its financial and legal advisors, to explore the threshold structuring, legal and regulatory issues involved in a potential transaction with L-1 to determine the preliminary viability of such a transaction.

        On January 29, 2008, Digimarc and L-1 entered into a mutual confidentiality agreement to facilitate the sharing of certain non-public information with respect to their discussions of a potential transaction pursuant to which L-1 would acquire Digimarc's secure ID business and to permit L-1 to begin a due diligence review of Digimarc.

        Between January 29, 2008 and February 27, 2008, various representatives of L-1 and Digimarc, including representatives of L-1's financial, accounting and legal advisors, and Digimarc's legal advisors, held a series of telephone conferences to discuss legal, accounting and tax matters relating to a potential transaction between L-1 and Digimarc pursuant to which L-1 would acquire Digimarc's secure ID business, and to exchange preliminary due diligence information with respect to each company.

        On February 28, 2008, at a meeting of Digimarc's board of directors, Digimarc's management and representatives of Perkins Coie LLP, Digimarc's legal counsel ("Perkins Coie") reported the results of their initial discussions with L-1 and its representatives. The board of directors discussed a potential transaction between L-1 and Digimarc pursuant to which L-1 would acquire Digimarc's secure ID business, the risks related to such a transaction and alternatives to such a transaction available to Digimarc, including the sale of the entire company, remaining as a stand-alone company or acquisitions of other companies or businesses. The board of directors authorized management and Digimarc's advisors to continue to explore a potential transaction with L-1 pursuant to which L-1 would purchase Digimarc's secure ID business, as well as to pursue other opportunities for a strategic transaction.

        On February 29, 2008, Mr. Davis spoke with Mr. LaPenta by telephone to indicate that Digimarc's board of directors supported continued discussions between the parties regarding a potential transaction involving the acquisition by L-1 of Digimarc's secure ID business and to arrange for an in-person meeting to further discuss the terms of such a transaction.

        On March 4, 2008, various representatives of L-1 and Digimarc, including representatives of their respective legal advisors, held a telephone conference to discuss the proposed tax structure of the potential transaction between L-1 and Digimarc involving the acquisition by L-1 of Digimarc's secure ID business.

        On March 11, 2008, Mr. Davis and Mr. Beaghan met with Mr. LaPenta in New York City to discuss the terms of a potential transaction between Digimarc and L-1 involving the acquisition by L-1 of Digimarc's secure ID business. After several hours of meetings and discussions of the potential synergies of the companies' businesses and the terms of a potential transaction, Mr. Davis and

Mr. LaPenta reached a preliminary understanding on the general economic terms of a proposed acquisition by L-1 of Digimarc's secure ID business and the related spin-off of Digimarc's digital watermarking business.

        On March 12, 2008, Mr. Davis and Mr. LaPenta held a telephone conference, during which they discussed additional details of L-1's proposal to be presented to Digimarc's board of directors, including the aggregate purchase price, the allocation of the proposed consideration between cash and L-1 common stock, the concept of a collar applicable to the L-1 common stock portion of the consideration, the termination fees and L-1's investment in DMRC Corporation.

        Also on March 12, 2008, representatives of Perkins Coie invited representatives of L-1 and Weil Gotshal & Manges LLP, L-1's legal counsel ("Weil Gotshal") to conduct more detailed due diligence on Digimarc and its businesses through access to an online data room containing customary due diligence materials.

        On March 13, 2008, Digimarc's board of directors convened a meeting to discuss L-1's proposal relating to a potential transaction involving the acquisition by L-1 of Digimarc's secure ID business. Representatives of Imperial Capital, RA Capital and Perkins Coie also attended the meeting. The board of directors reviewed the structure and terms of the proposed transaction and received advice from its financial advisors regarding valuation implications of the proposal and strategic alternatives, including the sale of the entire company, remaining as a stand-alone company or acquisitions of other companies. A representative of Perkins Coie advised the board of directors on its fiduciary obligations with respect to the proposed transaction. Imperial Capital, the board of directors and management reviewed a list of potential acquirers and the board of directors then authorized Imperial Capital to contact a selected group of potential acquirers to ascertain whether they were interested in pursuing a transaction. The group of potential acquirers was determined based on previous communications with those parties, the level of interest expressed and the likely value of a transaction with them. Following the meeting, Mr. Davis called Mr. LaPenta to confirm the board of directors' support of continued due diligence and the negotiation of the potential transaction involving the acquisition by L-1 of Digimarc's secure ID business.

        From March 14, 2008 to March 18, 2008, representatives of Imperial Capital conducted a targeted market check and had conversations with approximately 10 qualified potential acquirers, other than L-1, which were both private equity firms and potential strategic buyers, to solicit interest in a potential transaction with Digimarc. Each party was informed of certain financial and timing considerations of any expression of interest. None of the parties submitted an offer to Digimarc on the bases described.

        On March 15, 2008, representatives of Weil Gotshal delivered an initial draft of the merger agreement to Digimarc and representatives of Perkins Coie. Weil Gotshal and L-1 also began to provide customary due diligence materials about L-1 and its subsidiaries to Digimarc and Perkins Coie.

        From March 15, 2008 through March 23, 2008, Digimarc's management and Perkins Coie, on the one hand, and L-1's management and Weil Gotshal, on the other hand, negotiated the terms of the merger agreement and related schedules and agreements. The parties also continued their respective due diligence reviews during this period.

        On March 19, 2008, Digimarc's board of directors met to consider the proposed transaction involving L-1's acquisition of Digimarc's secure ID business. Also present at the meeting were representatives of Imperial Capital, RA Capital and Perkins Coie. Representatives of Digimarc's management and Perkins Coie reviewed the proposed terms of the merger agreement, including the remaining issues to be negotiated. Among the issues subject to further negotiation were the collar applicable to the L-1 common stock portion of the consideration, the termination provisions and provisions related to L-1's financing of the transaction. The representatives of Imperial Capital and RA Capital presented an exhaustive review regarding the potential impact on stockholder value of a range of alternatives, including the potential transaction with L-1, a sale of the entire company, remaining as a stand-alone company or acquisitions of other companies. Representatives of Perkins Coie advised the board of directors on its fiduciary duties regarding the pursuit of alternative proposals and regulatory considerations regarding the proposed transaction. The board of directors directed management and Perkins Coie to attempt to negotiate the definitive merger agreement, including the related schedules and agreements, on terms that would be satisfactory to the board of directors.

        From March 19, 2008 through much of the day on March 22, 2008, Digimarc's management and Perkins Coie, on the one hand, and L-1's management and Weil Gotshal, on the other hand, negotiated the terms of the merger agreement and related schedules and agreements.

        On March 22, 2008, Digimarc's board of directors met to review all the terms of the proposed transaction involving L-1's acquisition of Digimarc's secure ID business and a substantially final draft of the merger agreement, and to receive a report from Perkins Coie of the legal aspects of the transaction. A representative of Perkins Coie again reviewed for the board of directors its fiduciary duties applicable to the potential transaction. Representatives of Imperial Capital and RA Capital then presented their financial analyses with respect to the proposed transaction with L-1. Following this presentation, Imperial Capital reviewed with the board of directors Imperial Capital's financial analyses and delivered to the board of directors an oral opinion, which opinion was confirmed by delivery of a written opinion, dated March 22, 2008, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations described in its opinion, the consideration in the Merger was fair, from a financial point of view, to the holders of Digimarc common stock. Digimarc's board of directors then unanimously approved the merger, the merger agreement and the transactions contemplated thereby and the Spin-Off and recommended that the Stockholders approve the merger and the merger agreement.

        On March 23, 2008, following the resolution of the final issues in the merger agreement and related schedules and agreements, Digimarc, L-1 and Purchaser executed the merger agreement (such merger agreement, the "Original Merger Agreement").

        On March 24, 2008, prior to the opening of U.S. financial markets, Digimarc and L-1 each issued a press release announcing that L-1 had entered into a definitive agreement to acquire Digimarc's secure ID business. The press releases also announced the related Spin-Off of Digimarc's digital watermarking business and cash on hand.

        Following the announcement of the Original Merger Agreement and through the second week of June 2008, Digimarc, L-1 and their respective representatives negotiated the terms of a separation agreement, transition services agreement and license agreement, each related to the Spin-Off, and prepared a prospectus/proxy statement related to the Merger and a Form 10 for the registration of the shares of common stock of DMRC Corporation to be issued in connection with the Spin-Off.

        On June 12, 2008, the Federal Trade Commission (the "FTC") granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), relating to the Merger.

        Subsequently, on June 12, 2008, Digimarc received an unsolicited non-binding indication of interest from Safran S.A. ("Safran") in which Safran proposed to acquire the outstanding common stock of Digimarc, following the spin-off of Digimarc's digital watermarking business and cash on hand, for $300 million in cash, subject to completion of due diligence and negotiation of customary definitive documentation similar to the Original Merger Agreement with L-1 and written confirmation from the Committee on Foreign Investment in the United States of successful completion of the review process under the Exon-Florio Amendment to the Defense Production Act of 1950, as amended. In addition, Safran would invest $5 million in the digital watermarking business. Pursuant to the Original Merger

Agreement, Robert Chamness, Chief Legal Officer and Secretary of Digimarc, notified Mr. Molina of Safran's proposal and provided Mr. Molina with a copy of the proposal.

        Between June 14, 2008 and June 16, 2008, Mr. Davis and Mr. LaPenta engaged in multiple conversations regarding potential modifications to the form and amount of consideration in the Original Merger Agreement and the structure of the transaction between Digimarc and L-1.

        On June 15, 2008, representatives of Digimarc's regulatory counsel, King & Spalding LLP ("King & Spalding") spoke with representatives of Safran's legal counsel Kaye Scholer LLP ("Kaye Scholer") to discuss issues related to the likelihood of receiving approval from the Committee on Foreign Investment in the United States for the transaction contemplated by the Safran proposal.

        On June 16, 2008, Digimarc's board of directors met to consider the Safran proposal. After consulting with its legal and financial advisors, Digimarc's board of directors determined that the Safran proposal could reasonably be expected to lead to a "superior proposal" as defined in the Original Merger Agreement. Accordingly, the board of directors authorized Digimarc to furnish information to and enter into discussions with Safran regarding the proposal.

        On June 17, 2008, during a telephonic conference, representatives of L-1, Weil Gotshal, Digimarc, Perkins Coie and Bank of America discussed L-1's intent to propose an all cash transaction effected pursuant to a tender offer. The participants also discussed the current status of L-1's debt financing.

        Later on June 17, 2008, Digimarc received a written proposal in which L-1 proposed an all cash tender offer for all of the outstanding Shares followed by a second-step merger, following the Spin-Off of Digimarc's digital watermarking business and cash on hand, for an aggregate purchase price of $325 million. In addition, L-1 would invest $5 million in the digital watermarking business.

        In a subsequent telephonic conference on June 17, 2008, representatives of L-1, Weil Gotshal, Digimarc and Perkins Coie discussed L-1's revised proposal. Because of the preliminary nature of L-1's revised proposal, Mr. Davis indicated during the meeting that Digimarc did not intend at that time to terminate its discussions with Safran. At the end of this discussion, L-1 withdrew its revised proposal.

        Later on June 17, 2008, a representative of Perkins Coie formally notified Mr. Molina of Digimarc's board of directors' determination that the Safran acquisition proposal could reasonably be expected to lead to a "superior proposal," as defined in the Original Merger Agreement.

        On June 20, 2008, Safran's Executive Vice President, Strategy, Olivier Andries, Safran's legal and financial advisors, Mr. Davis, Mr. Chamness, Mr. Beaghan and a representative of Perkins Coie conducted a telephonic meeting during which the parties discussed logistics for facilitating Safran's due diligence review of Digimarc.

        On June 22, 2008, Digimarc published a press release announcing receipt of the Safran proposal. During the week of June 22, 2008, representatives of Imperial Capital conducted separate telephonic meetings with Evercore Partners, Safran's financial advisors, and L-1 to discuss their respective acquisition proposals.

        On June 23, 2008, DMRC Corporation filed a registration statement on Form 10 to register the shares of its common stock to be distributed in the Spin-Off. On the same day, Digimarc published a press release announcing the filing of the registration statement on Form 10 by DMRC Corporation.

        On June 24, 2008, Safran entered into a confidentiality agreement with Digimarc in compliance with the terms of the Digimarc Merger Agreement to permit Safran to begin a due diligence review of Digimarc, and Digimarc delivered a copy of the confidentiality agreement to L-1. Following execution of the confidentiality agreement, representatives of Perkins Coie invited representatives of Safran and Kaye Scholer to conduct more detailed due diligence on Digimarc and its businesses through access to an online data room containing customary due diligence materials.

        On June 25, 2008, representatives of Perkins Coie and Weil Gotshal discussed the terms and structure of a potential new proposal from L-1 by telephone conference.

        On June 26, 2008, Mr. Davis and Mr. LaPenta discussed the proposed terms of a new revised offer to come from L-1. Separately, Mr. Molina and Mr. Chamness discussed the schedule and process contemplated by L-1 for presenting its potential new proposal to Digimarc.

        Later on June 26, 2008, as a follow up to the earlier schedule and process call between Mr. Molina and Mr. Chamness, L-1 provided Digimarc and Perkins Coie with proposed amendments to the Original Merger Agreement providing for an offer to acquire, in an all cash tender offer, all of the outstanding Shares followed by a second-step merger, following the Spin-Off of Digimarc's digital watermarking business and cash on hand.

        From June 27, 2008 through June 29, 2008, Digimarc, L-1 and their respective counsel and advisors negotiated the terms and conditions of the draft amendment to the Original Merger Agreement.

        On June 28, 2008, L-1 provided a new written offer to Digimarc providing for an all cash tender offer for all of the outstanding Shares for an aggregate offer price of $310 million, followed by a second-step merger, following the Spin-Off of Digimarc's digital watermarking business and cash on hand.

        On June 29, 2008, Digimarc's board of directors met to consider the new L-1 proposal and a substantially final draft of the Merger Agreement. A representative of Perkins Coie discussed material legal aspects of the transaction and reviewed for the board of directors its fiduciary duties applicable to the potential transaction. Representatives of Imperial Capital reviewed with the board of directors Imperial Capital's financial analyses and delivered to the board of directors an oral opinion, which opinion was confirmed by delivery of a written opinion, dated June 29, 2008, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations described in its opinion, the consideration to be received by the Stockholders in the Offer and in the Merger was fair, from a financial point of view, to the holders of Digimarc common stock. The full text of the written opinion of Imperial Capital, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with such opinion, is attached to this Schedule 14D-9 as Annex B. Digimarc's board of directors then unanimously (1) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (2) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of Digimarc and its Stockholders and (3) recommended that the Stockholders accept the Offer and tender their Shares pursuant to the Offer and, if necessary, adopt the Merger Agreement.

        On June 29, 2008, following the resolution of the final issues in the Merger Agreement and related schedules and agreements, Digimarc, L-1 and Purchaser executed the Merger Agreement, and Digimarc terminated its discussions with Safran.

        On June 30, 2008, prior to the opening of U.S. financial markets, Digimarc and L-1 each issued a press release announcing that L-1 and Digimarc had entered into the Merger Agreement providing for an all-cash transaction, by means of a tender offer followed by a second-step merger, with an aggregate offer price of $310 million.

        Subsequently, on June 30, 2008, Perkins Coie on behalf of Digimarc provided written notice to Safran of Digimarc's decision to terminate discussions with Safran regarding a transaction, and requested the destruction or return of confidential information pursuant to the terms of Safran's non-disclosure agreement with Digimarc.

Reasons for the Recommendation of Digimarc's Board of Directors.

        Following a review and discussion of all relevant information regarding the Merger and the Offer, at a meeting on June 29, 2008, Digimarc's board of directors determined that the Merger is in the best interests of Digimarc and the Stockholders, and unanimously (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of Digimarc and its Stockholders; (2) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; and (3) recommended that the Stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement. Digimarc's board of directors considered numerous factors, including the following material factors and benefits of the Offer, each of which Digimarc's board of directors believed supported its decision:

        The Offer and the Merger will create significant stockholder value with respect to Digimarc's secure ID business.    In light of the continuing trend of increasing competition, and the resulting uncertainty this competition represents with respect to smaller secure ID companies, Digimarc's board of directors believes that the Merger presents an opportunity to realize the value of the secure ID business, which view is supported by the significant premium represented by the secure ID business implicit in the Offer Price. Based on the closing price of L-1 common stock on March 14, 2008, the date prior to the announcement of the Merger that Imperial Capital used to conduct its analysis, and before attributing any value to the spin-off of the digital watermarking business to the Stockholders, the Offer Price implies:

  •
  a 43.8% premium, based on the closing price of Digimarc common stock on March 14, 2008,

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  a 29.8% premium, based on the weighted-average closing price of Digimarc common stock for the three months ended March 14, 2008,

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  a 24.5% premium, based on the average closing price of Digimarc common stock for the six months ended March 14, 2008,

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  a 15.0% premium, based on the average closing price of Digimarc common stock for the year ended March 14, 2008, and

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  a 34.0% premium, based on the average closing price of Digimarc common stock for the three years ended March 14, 2008.

        Separating the digital watermarking business from the secure ID business enhances stockholder value.    Digimarc's board of directors believes that separating the digital watermarking business and the secure ID business will better enable each business to reach its full potential. Management believes the secure ID business would be disadvantaged over time in competing in an increasingly global market without access to additional capital and more significant resources. The trend of increasing competition in the secure ID market, where company size and reach are key differentiating factors, is expected to continue. On the other hand, management and Digimarc's board of directors believe that growth opportunities exist for the digital watermarking business. Management and Digimarc's board of directors also believe that focusing on the digital watermarking business will encourage more creativity and energy to grow this business profitably. Digimarc's board of directors believes that the separation of the digital watermarking business from Digimarc and the Merger of Digimarc with Purchaser offer the potential to unlock the full value of Digimarc's businesses in both the short and long term, which Digimarc's board of directors does not believe has been fully recognized by the investment community.

        In addition to the foregoing business considerations, Digimarc's board of directors considered the following material factors in reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger:

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  the Offer provides for a cash tender offer for all of the Shares held by the Stockholders to be followed by the Merger in which all the outstanding Shares (other than Shares held by the Purchaser, L-1 or by Stockholders, if any, who properly exercise their appraisal rights under Delaware law) would be converted into the right to receive cash equal to the Offer Price, thereby enabling the Stockholders to obtain the benefits of the transaction at the earliest possible time;

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  the financial presentation of Imperial Capital and its opinion dated June 29, 2008 to the Digimarc Board as to the fairness, from a financial point of view and as of that date, of the consideration to be received by the Stockholders pursuant to the Offer and the Merger, which is described more fully below in Item 4(d)—Opinion of Digimarc's Financial Advisor, beginning on page 15 and in the written opinion of Imperial Capital attached as Annex B.

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  the value of the shares of DMRC Corporation to be received by the Stockholders in the Spin-Off;

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  the advice of RA Capital, a financial advisor to the Digimarc Board that has extensive industry experience with businesses similar to the digital watermarking business, with respect to the value of Digimarc Corporation following the Spin-Off;

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  the current and historical trading prices of the Shares compared to other competitors in the secure ID market;

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  the historical financial and operational performance and trading prices of the Shares;

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  various alternatives to the Offer, the Merger and the Spin-Off, including continuing to operate the secure ID business and the digital watermarking business as a combined, independent enterprise, and the risks associated with those alternatives;

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  the results of the solicitations of interest from other entities to engage in an acquisition transaction with Digimarc in connection with the evaluation of the best available alternative for the Stockholders;

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  the trend of increasing competition in the secure ID market;

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  the historical performance and reputation of the L-1 management team;

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  the ability of Digimarc and L-1 to complete the Offer and the Merger, including their ability to obtain necessary regulatory approvals and the obligations to try to obtain those approvals, and measures taken by Digimarc and L-1 to provide reasonable assurance to each other that the Offer and the Merger will occur, including the provisions of the Merger Agreement that require Digimarc or L-1 to compensate the other in some circumstances if the Offer does not occur;

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  Digimarc's ability to entertain subsequent acquisition proposals if various conditions are satisfied, including that the acquisition proposal was not solicited by Digimarc and the Digimarc Board determines that the proposal could reasonably be expected to lead to a superior proposal;

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  Digimarc's right to terminate the Merger Agreement before the Purchaser's acceptance of the Shares tendered in the Offer to enter into an acquisition transaction with a third party that the Digimarc Board determines to be a superior proposal, if Digimarc pays a termination fee of $10,850,000 million to L-1;

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  the fact that the closing of the Offer is not subject to any financing condition; and

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  other terms of the Merger Agreement, including the representations, warranties and covenants, and the conditions to each party's obligation to complete the Offer and the Merger.

        The board of directors also considered a variety of risks and other potentially negative factors concerning the Offer and the Merger. These included the following:

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  the fact that the nature of the transaction as a cash transaction would prevent the Stockholders from being able to participate in any value creation that Digimarc's secure ID business could generate following the completion of the Offer and the Merger, as well as any future appreciation of the combined company;

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  the Purchaser's obligation to accept the tendered Shares in the Offer and consummate the Merger is subject to certain conditions, including the minimum condition, which requires that the number of Shares that has been validly tendered (other than Shares tendered by guaranteed delivery where actual delivery has not occurred) and not withdrawn prior to the expiration of the Offer, together with any Shares then owned by L-1, Purchaser or their respective subsidiaries, represent more than 50% of the currently outstanding Shares on a fully-diluted basis, and these conditions may not be satisfied, including as a result of events outside of Digimarc's control;

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  the fact that gains from the Merger and the Spin-Off generally will be taxable to the Stockholders for U.S. federal income tax purposes;

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  the restrictions on Digimarc's ability to solicit or engage in discussions with a third party about an alternative transaction and the requirement that Digimarc pay L-1 a termination fee in order for Digimarc's board of directors to accept a superior proposal;

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  the risk of diverting Digimarc management's focus from other strategic opportunities and operational matters to implementing the Offer, the Spin-Off and the Merger;

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  the potential conflicts of interest of some Digimarc executive officers and directors; and

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  the possibility of customer, supplier, management and employee disruption associated with the Offer, the Spin-Off and the Merger.

        The discussion above describes material factors considered by Digimarc's board of directors in reaching its decision to (1) determine that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of Digimarc and its Stockholders; (2) approve and declare advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; and (3) recommend that the Stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement. Because of the variety of factors considered, Digimarc's board of directors of directors did not find it practicable to, and did not make specific assessments of, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. The determination was made after consideration of all of the factors together. In addition, individual members of Digimarc's board of directors may have given different weights to different factors.

        For the reasons described above, Digimarc's board of directors recommends that the Stockholders accept the Offer and tender their Shares pursuant to the Offer.

  (c)   Intent to Tender.

        To the knowledge of Digimarc after reasonable inquiry, the executive officers and directors of Digimarc currently intend to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such person and, if necessary, to vote such Shares in favor of adoption of the Merger Agreement and to authorize the Merger. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

  (d)   Opinion of Digimarc's Financial Advisor.

        Digimarc retained Imperial Capital to provide financial advisory services in connection with its evaluation of strategic alternatives and the proposed transaction with L-1. On June 29, 2008, at a meeting of Digimarc's board of directors held to evaluate the proposed transaction, Imperial Capital delivered to Digimarc's board of directors an oral opinion, confirmed by delivery of a written opinion, that as of June 29, 2008, based on and subject to various assumptions, qualifications and limitations set forth in the opinion, the consideration in the transaction was fair, from a financial point of view, to the holders of Digimarc common stock.

        The full text of Imperial Capital's written opinion, dated as of June 29, 2008, is attached as Annex B to this Schedule 14D-9. The opinion describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Imperial Capital. In preparing its opinion, Imperial Capital understood that Digimarc would effect the Spin-Off of its digital watermarking business prior to the consummation of the Offer and the Merger. Imperial Capital's opinion is directed only to the fairness, from a financial point of view, of the consideration in the transaction to the holders of Digimarc common stock. The opinion does not address the merits of the underlying decision by Digimarc to engage in the transaction with L-1, the Spin-Off of its digital watermarking business or the relative merits of any alternatives discussed by Digimarc's board of directors. The opinion does not constitute an opinion with respect to Digimarc's underlying business decision to effect the transaction with L-1, its underlying business decision to effect the Spin-Off (including equity to be issued by Digimarc Corporation to L-1 or any consideration therefor paid by L-1), any legal, tax or accounting issues concerning the transaction or the Spin-Off, or any terms of the transaction (other than the consideration) or the Spin-Off. In addition, Imperial Capital did not prepare valuation analyses with respect to Digimarc's digital watermarking business and expressed no opinion with respect to its value. The opinion does not constitute a recommendation as to any action Digimarc or any Digimarc Stockholder should take in connection with the transaction or any aspect thereof. Digimarc Stockholders are encouraged to read the opinion carefully in its entirety. The summary of Imperial Capital's opinion described herein is qualified in its entirety by reference to the full text of its opinion.

        In arriving at its opinion, Imperial Capital, among other things:

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  analyzed certain publicly available information of Digimarc that it believed to be relevant to its analysis, including Digimarc's annual reports on Form 10-K for the fiscal years ended December 31, 2005, December 31, 2006 and December 31, 2007;

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  analyzed certain publicly available information of L-1 that it believed to be relevant to its analysis, including L-1's Annual Report on Form 10-K for the fiscal year ended December 31, 2007;

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  reviewed certain internal financial forecasts and budgets prepared and provided by each of Digimarc's and L-1's management, including L-1's pro forma model prepared by its management;

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  reviewed a valuation analysis of Digimarc's digital watermarking business prepared by RA Capital;

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  discussed the operations and future prospects of Digimarc and L-1 with members of the management of each of Digimarc and L-1, respectively;

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  reviewed industry reports and publications;

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  reviewed publicly available information with respect to certain other public companies with business lines and financial profiles which Imperial Capital deemed to be relevant to its analysis;

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  reviewed the implied financial multiples and premiums paid in other merger and acquisition transactions which Imperial Capital deemed to be relevant to its analysis;

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  reviewed current and historical market prices of Digimarc and L-1 common stock, as well as the trading volume and public float of such common stock;

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  reviewed the Agreement and Plan of Merger, dated as of March 21, 2008, among L-1, Merger Sub and the Company, including material schedules and exhibits;

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  reviewed the June 29, 2008 draft amended and restated agreement and plan of merger, including material schedules and exhibits; and

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  conducted such other financial studies, analyses and investigations and took into account such other matters as Imperial Capital deemed necessary, including its assessment of general economic and monetary conditions.

In giving its opinion, Imperial Capital relied upon the accuracy and completeness of the foregoing financial and other information and did not assume any responsibility for independent verification of such information, and Imperial Capital did not conduct nor, other than the valuation analysis of Digimarc's digital watermarking business prepared by RA Capital, was it furnished with any current independent valuation or appraisal of any assets of Digimarc or L-1 or any appraisal or estimate of liabilities of Digimarc or L-1. With the consent of Digimarc's board of directors, Imperial Capital assumed that all financial forecasts had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of each of Digimarc and L-1 as to the future financial performance of the companies. Imperial Capital also relied upon the assurances of the management of each company that they were unaware of any facts that would make the information or financial forecasts provided to it incomplete or misleading. Imperial Capital assumed no responsibility for, and expressed no view as to, such financial forecasts or the assumptions on which they are based. Imperial Capital's opinion was necessarily based on economic, market and other conditions as they existed and could be evaluated on the date of its opinion.

        Imperial Capital's opinion does not address the terms, other than the consideration to the extent expressly specified in the opinion, of the Merger Agreement or any related documents or the form of the transaction, or any related transaction, or the Spin-Off of Digimarc's digital watermarking business. Imperial Capital expressed no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the transaction or any class of such persons. Imperial Capital assumed, with the consent of Digimarc's board of directors that (1) the final executed form of the Merger Agreement would not differ in any material respect from the draft that Imperial Capital examined on June 29, 2008, (2) the parties to the Merger Agreement would comply with all the material terms of the Merger Agreement and (3) the transaction would be consummated in accordance with the terms of the Merger Agreement without any adverse waiver or amendment of any material term or condition thereof. Imperial Capital also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the transaction would be obtained without any material adverse effect on L-1, Digimarc or the transaction. Except as described above, Digimarc's board of directors imposed no other instructions or limitations on Imperial Capital with respect to the investigations made or the procedures followed by Imperial Capital in rendering its opinion. The issuance of Imperial Capital's opinion was approved by an authorized committee of Imperial Capital.

        In connection with rendering its opinion to Digimarc's board of directors, Imperial Capital performed a variety of financial and comparative analyses that are summarized below. The following summary is not a complete description of all analyses performed and factors considered by Imperial

Capital in connection with its opinion. The preparation of a financial opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. With respect to the selected public companies analysis and the selected transactions analysis summarized below, no company or transaction used as a comparison was identical or directly comparable to Digimarc, L-1 or the Merger. These analyses necessarily involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or acquisition values of the companies concerned.

        Imperial Capital believes that its analyses and the summary below must be considered as a whole. Selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering the entire analyses and factors or all narrative descriptions, could create a misleading or incomplete view of the processes underlying Imperial Capital's analyses and opinion. Imperial Capital did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion, but rather arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole.

        The estimates of the future performance of L-1 and Digimarc provided by the respective managements of L-1 and Digimarc in or underlying Imperial Capital's analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, Imperial Capital considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of L-1 and Digimarc. Estimates of the financial value of companies do not purport to be appraisals or necessarily reflect the prices at which companies actually may be sold.

        The consideration in the transaction was determined through arms-length negotiations between L-1 and Digimarc, and the decision by Digimarc's board of directors to enter into the Merger Agreement was solely that of Digimarc's board of directors. Imperial Capital's opinion and financial analyses were one of many factors considered by Digimarc's board of directors in its evaluation of the transaction and should not be viewed as determinative of the views of Digimarc's board of directors or management with respect to the Merger Agreement or the consideration.

        The following is a summary of the material financial analyses performed by Imperial Capital and reviewed with Digimarc's board of directors in connection with Imperial Capital's opinion relating to the transaction. The financial analyses summarized below include information presented in tabular format. In order to fully understand Imperial Capital's financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Imperial Capital's financial analyses and opinion.

Publicly Traded Comparables Analysis

        Imperial Capital reviewed and compared selected financial information for Digimarc's secure ID business with corresponding financial information and multiples for 18 publicly traded companies from four sectors relevant to the secure ID business: Government IT & Consulting Services, ID solutions, Diversified Technology Leaders and Traditional Physical Security.

        For each of the selected public companies, Imperial Capital considered, among other things, (1) market capitalization (computed using closing stock prices as of June 27, 2008), (2) enterprise values, (3) enterprise values as a multiple of latest 12 months ("LTM") ended March 31, 2008 and estimated 2008 revenue and (4) enterprise values as a multiple of LTM ended March 31, 2008 and estimated 2008 earnings before interest, taxes, depreciation and amortization ("EBITDA"). Financial data for the selected public companies were based on the most recent available filings with the SEC and on Reuters' estimates. Financial data for Digimarc and L-1 were based on estimates provided by management of Digimarc and L-1, respectively. This analysis indicated the following implied enterprise value ranges of the secure ID business based on selected company trading multiples as applied to the secure ID business' trailing and forward revenue and EBITDA results:

Comparison Type		Range of Multiples		Enterprise Value (in millions)
LTM ID Unit Revenue	$96.6 ×	1.1x to 1.5x	=	$106.3 to $145.0
CY08 ID Unit Revenue	$102.4 ×	1.0x to 1.4x	=	$102.4 to $143.4
Implied secure ID business Valuation Range				$102.4 to $145.0
Mean				$123.7

Comparison Type		Range of Multiples		Enterprise Value (in millions)
LTM ID Unit EBITDA	$17.9 ×	8.5x to 10.5x	=	$152.0 to $187.7
CY08 ID Unit EBITDA	$19.1 ×	7.5x to 9.5x	=	$142.9 to $181.0
Implied secure ID business Valuation Range				$142.9 to $187.7
Mean				$165.3

Precedent Transaction Analysis

        Imperial Capital reviewed and compared selected financial information for the secure ID business with corresponding financial information for 132 selected security and integration solutions transactions involving companies relevant to the secure ID business that were announced or closed in the last three and a half years.

        In its review of selected transactions, Imperial Capital considered the enterprise value implied in each of the selected transactions as a multiple of revenue and EBITDA for the LTM as of the time of the respective transaction, to the extent such data was publicly available. Imperial Capital then compared the multiples derived from the selected transactions with the corresponding multiples implied in the merger for Digimarc based on the same last LTM ratio. Multiples for the selected transactions were based on information from Mergerstat, Mergermarket, Capital IQ, filings with the SEC and company press releases. This analysis indicated the following implied enterprise value range of the secure ID business based on selected precedent transaction multiples applied to the secure ID business' trailing revenue and EBITDA results:

Comparison Type		Range of Multiples		Enterprise Value (in millions)
LTM ID Unit Revenue	$96.6 ×	1.7x to 2.1x	=	$164.3 to $202.9
LTM ID Unit EBITDA	$17.9 ×	10.3x to 12.3x	=	$184.1 to $219.9
Implied secure ID business Valuation Range				$164.3 to $219.9
Mean				$192.1

Discounted Cash Flow Analysis

        Imperial Capital performed a discounted cash flow analysis of the secure ID business and calculated a range of values using projections and financial information for the period ranging from fiscal year 2008 through fiscal year 2010, which we refer to as the projection period, provided by Digimarc's management. Imperial Capital calculated the implied present values of free cash flows for the secure ID business for the projection period using a range of discount rates from 14.7% to 19.7%

based on the weighted-average cost of capital. Imperial Capital calculated the terminal values for the secure ID business using two different methods (revenue and EBITDA) based on ranges of multiples from 1.1x to 1.5x (revenue) and 8.5x to 10.5x (EBITDA). Due to the secure ID business' projected growth in revenue and EBITDA and unlevered free cash flow through fiscal year 2010, Imperial Capital applied the multiples method to calculate the terminal value and enterprise value. The estimated terminal values were then discounted to implied present values using a range of discount rates from 14.7% to 19.7% based on the weighted-average cost of capital. For each combination of discount rate and terminal value multiple, Imperial Capital added the implied projection period present value of free cash flows to the implied present value of the terminal value to arrive at implied enterprise value for the secure ID business. Based on its discounted cash flow analysis, Imperial Capital estimated that the secure ID business present value of enterprise value ranged from $166.9 million to $246.3 million.

Miscellaneous

        Imperial Capital acted as financial advisor to Digimarc in connection with, and advised on, certain negotiations concerning the Original Merger Agreement and the Merger Agreement. Under the terms of the engagement letter with Imperial Capital, Digimarc paid Imperial Capital a fee of $300,000, which we refer to as the original opinion fee, upon the delivery of the fairness opinion in connection with the Original Merger Agreement, and Digimarc paid Imperial Capital a fee of $50,000, which we refer to as the subsequent opinion fee, upon the delivery of the fairness opinion in connection with the Merger Agreement. Digimarc has also agreed to pay Imperial Capital a transaction fee upon completion of the transaction calculated pursuant to a formula based on the value of the consideration. Under this formula, the transaction fee payable to Imperial Capital will be $2.96 million. The opinion fees paid by Digimarc were payable regardless of the conclusions reached in the opinions. In addition, Digimarc agreed to pay all fees, disbursements and out-of-pocket expenses incurred in connection with services to be rendered, and to indemnify Imperial Capital and related parties against any liabilities arising out of or in connection with advice or services rendered or to be rendered pursuant to the engagement letter agreement. USBX Advisory Services and certain former USBX Advisory Services professionals, now employed by Imperial Capital, have provided financial advisory and investment banking services for L-1 in the past, including the issuance of a fairness opinion to L-1 (then known as Viisage Technology, Inc.) in connection with its acquisition of Identix Incorporated, which was consummated in August 2006. In addition, one of such professionals currently owns shares of Digimarc's common stock. In the ordinary course of its business, Imperial Capital may actively trade the debt and equity securities of Digimarc and L-1 for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

Item 5.    Person/Assets, Retained, Employed, Compensated or Used.

        Information regarding the retention and compensation of Imperial Capital, Digimarc's financial advisor, is set forth in Item 4(d)—Opinion of Digimarc's Financial Advisor.

        Digimarc selected Imperial Capital to act as its financial advisors in connection with the proposed transactions based on the firms' qualifications, experience, reputations and knowledge of the business affairs of Digimarc and the industry in which it participates.

        Except as set forth above, neither Digimarc nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to the Stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of Digimarc, for which services no additional compensation will be paid.

Item 6.    Interest in Securities of the Subject Company.

        No transactions in the Shares have been effected during the past 60 days by Digimarc, or, to Digimarc's knowledge, by any of Digimarc's directors, executive officers or affiliates.

Item 7.    Purposes of the Transaction and Plans or Proposals.

        Except as indicated in Items 2, 3 and 4 of this Schedule 14D-9, as of the date of this Schedule 14D-9, (a) Digimarc is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (1) a tender offer for or other acquisition of Digimarc's securities by Digimarc, any of its subsidiaries, or any other person; (2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Digimarc or any of its subsidiaries; (3) any purchase, sale or transfer of a material amount of assets of Digimarc or any of its subsidiaries; or (4) any material change in the present dividend rates or policy, or indebtedness or capitalization of Digimarc and (b) there are no transactions, board resolutions or agreements in principle or signed contracts in response to the Offer or the Merger that relate to, or would result in, one or more of the events referred to in clause (a) of this Item 7.

Item 8.    Additional Information.

  (a)   Information Statement.

        The Information Statement attached as Annex A hereto is being furnished in connection with the possible designation by L-1, pursuant to the Merger Agreement, of certain persons to be appointed to the Digimarc Board other than at a meeting of the Stockholders as described in Item 3 above and in the Information Statement, and is incorporated herein by reference.

  (b)   Top-Up Option.

        Pursuant to the Merger Agreement, Digimarc granted to the Purchaser an option (the "Top-Up Option"), exercisable prior to the 10th business day after the expiration of the Offer and at a price per share equal to the Offer Price, to purchase that number of newly issued Shares equal to the lowest number of Shares that, when added to the number of Shares owned directly or indirectly by the Purchaser or L-1 at the time of such exercise, shall constitute one Share more than 90% of the Shares (assuming the issuance of new Shares pursuant to the Top-Up Option). The Top-Up Option may not be exercised if the exercise would be prohibited by law or under Nasdaq regulations or if the number of Shares to be issued pursuant to the Top-Up Option would exceed the number of Digimarc's then authorized and unissued and unreserved Shares. The purchase price owed by L-1 or the Purchaser to Digimarc for the newly issued Shares may be paid to Digimarc, at L-1's option, in cash or by the issuance by L-1 or the Purchaser to Digimarc of a promissory note.

  (c)   Vote Required to Approve the Merger and DGCL Section 253.

        The Digimarc Board has approved and adopted the Offer, the Merger and the Merger Agreement in accordance with Delaware law. Under Section 253 of the Delaware General Corporation Law (the "DGCL"), if L-1, the Purchaser or any other affiliate of L-1 collectively acquires at least 90% of the outstanding Shares pursuant to the Offer or otherwise, including the issuance by Digimarc of Shares pursuant to the Top-Up Option, the Purchaser will be able to effect the Merger after completion of the Offer without a vote by the Stockholders. If the Purchaser does not acquire, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, the affirmative vote of the holders of a majority of the outstanding Shares is required under the DGCL in order to effect the Merger.

  (d)   State Takeover Laws.

        As a Delaware corporation, Digimarc is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL would prevent an "interested stockholder" (generally defined in Section 203 of the DGCL as a person beneficially owning 15% or more of a corporation's voting stock) from engaging in a "business combination" (as defined in Section 203 of the DGCL) with a Delaware corporation for three years following the time such person became an interested stockholder unless, among other things, the business combination is approved by the board of directors prior to such date. In accordance with the provisions of Section 203, Digimarc's board of directors has approved the Merger Agreement and the transactions contemplated thereby, as described in Item 4 above and, therefore, the restrictions of Section 203 are inapplicable to the Offer, the Merger and the transactions contemplated under the Merger Agreement.

  (e)   Antitrust.

        On June 12, 2008, the FTC granted early termination of the HSR Act waiting period, effective immediately, thus completing the HSR review of the transaction. The Merger is subject to antitrust laws. Under the HSR Act, the Merger may not be completed unless certain filings have been submitted to the FTC and the Antritrust Division of the Department of Justice (the "DOJ") and certain waiting period requirements have been satisfied. Pursuant to the HSR Act, L-1 and Digimarc filed a pre-merger notification and report form with the FTC and the DOJ on April 14, 2008. L-1 withdrew its pre-merger notification and report form, and re-filed it with the FTC and the DOJ on May 14, 2008.

  (f)    Appraisal Rights.

        No appraisal rights are available with respect to Shares tendered and accepted for purchase in the Offer. However, if the Merger is completed, Stockholders who do not tender their Shares in the Offer and who do not vote for adoption of the Merger Agreement will have certain rights under the DGCL to demand appraisal of, and to receive payment in cash of the fair value of, their Shares, in lieu of the right to receive the Merger Consideration. Such rights to demand appraisal, if the statutory procedures are met, could lead to a judicial determination of the fair value of the Shares, as of the effective time of the Merger (excluding any element of value arising from the accomplishment or expectation of the Merger), required to be paid in cash to such dissenting holders for their Shares. In addition, such dissenting stockholders would be entitled to receive interest from the date of completion of the Merger on the amount determined to be the fair value of their Shares. Unless the court in its discretion determines otherwise for good cause shown, such interest would be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as in effect from time to time during the period between the effective time of the Merger and the date of payment of the judgment. In determining the fair value of the Shares, the court is required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, Digimarc's asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in an appraisal proceeding. Therefore, the value so determined in any appraisal proceeding could be the same as, or more or less than, the Offer Price or the Merger Consideration.

        If any holder of Shares who demands appraisal under the DGCL fails to perfect, or effectively withdraws or loses such holder's rights to appraisal as provided under the DGCL, each Share of such Stockholder will be converted into the right to receive the Merger Consideration. A Stockholder may withdraw such holder's demand for appraisal by delivering to Digimarc a written withdrawal of such holder's demand for appraisal and acceptance of the Merger within 60 days after the effective time of the Merger (or thereafter with the consent of the surviving corporation of the Merger).

        The foregoing discussion is not a complete statement of law pertaining to appraisal rights under the DGCL and is qualified in its entirety by reference to Section 262 of the DGCL, the text of which is set forth in Annex C to this Schedule 14D-9.

        You cannot exercise appraisal rights at this time. The information set forth above is for informational purposes only with respect to your alternatives if the Merger is completed. If you are entitled to appraisal rights in connection with the Merger, you will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith, including the text of the relevant provisions of the DGCL, before you have to take any action relating thereto.

        If you sell your Shares in the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, rather, will receive the Offer Price therefor.

Item 9.    Exhibits.

        The following Exhibits are filed with this Schedule 14D-9:

Exhibit	Exhibit Name
(a)(1)	Offer to Purchase dated July 3, 2008.(1)(2)
(a)(2)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).(1)(2)
(a)(3)	Notice of Guaranteed Delivery.(1)(2)
(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.(1)(2)
(a)(5)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.(1)(2)
(a)(6)	Press Release issued by L-1 on June 30, 2008, incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser on June 30, 2008.
(a)(7)	Press Release issued by Digimarc on June 30, 2008, incorporated herein by reference to Exhibit 99.1 to the Schedule 14D-9 filed by Purchaser on June 30, 2008.
(a)(8)	Form of Summary Advertisement as published on July 3, 2008 in The Wall Street Journal.(1)
(a)(9)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended and Rule 14f-1 thereunder (included as Annex A to this Schedule 14D-9).(2)
(a)(10)	Opinion of Imperial Capital to the Board of Directors of Digimarc Corporation, dated June 29, 2008 (included as Annex B to this Schedule 14D-9).(2)
(e)(1)	Amended and Restated Agreement and Plan of Merger, dated as of June 29, 2008, by and among Digimarc, L-1 and Purchaser (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by L-1 with the SEC on July 3, 2008).
(e)(2)	Form of Amended and Restated Support Agreements, dated as of June 29, 2008, by and among L-1, Purchaser and certain directors and executive officers of Digimarc (incorporated by referenced to Exhibit 10.1 to the Current Report on Form 8-K filed by L-1 with the SEC on July 3, 2008).
(e)(3)	Form of Indemnification Agreement between Digimarc and each of its executive officers and directors (incorporated by reference to Exhibit 10.19 to Digimarc's Annual Report on Form 10-K, as filed with the SEC on March 13, 2006).
(e)(4)	Employment Agreement, dated as of July 16, 2001, between Digimarc and Bruce Davis (incorporated by reference to Exhibit 10.1 to Digimarc's Quarterly Report on Form 10-Q, as filed with the SEC on May 15, 2003).
(e)(5)	Form of Change of Control Retention Agreement (incorporated by reference to Exhibit 10.1 to Digimarc's Current Report on Form 8-K, as filed with the SEC on January 4, 2007).
(g)	None.

(1)
Incorporated by reference to the Schedule TO filed by L-1 Identity Solutions, Inc. and Dolomite Acquisition Co. on July 3, 2008.

(2)
Included in mailing to stockholders of Digimarc Corporation.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 3, 2008

DIGIMARC CORPORATION
By:	/s/ BRUCE DAVIS Bruce Davis Chairman and Chief Executive Officer

ANNEX A

DIGIMARC CORPORATION
9405 S.W. GEMINI DRIVE
BEAVERTON, OREGON 97008

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NO VOTE OR OTHER ACTION OF SECURITY HOLDERS IS REQUIRED
IN CONNECTION WITH THIS INFORMATION STATEMENT.

        This Information Statement is being mailed on or about July 3, 2008 as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Digimarc Corporation ("Digimarc," "we" or "our") with respect to the tender offer by Dolomite Acquisition Co. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of L-1 Identity Solutions, Inc., a Delaware corporation ("L-1"), to purchase all of the outstanding shares of common stock, par value $0.001 per share, together with the associated preferred stock purchase rights, of Digimarc (the "Shares"). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. You are receiving this information statement in connection with the possible election of persons designated by the Purchaser to a majority of the seats on Digimarc's board of directors. Such designation is to be made pursuant to an Amended and Restated Agreement and Plan of Merger, dated as of June 29, 2008 (as the same may be amended from time to time, the "Merger Agreement"), by and among Digimarc, L-1 and the Purchaser.

        Pursuant to the Merger Agreement, the Purchaser commenced a cash tender offer (the "Offer") on July 3, 2008 to purchase the Shares at a price of $11.90 per share (as such price may be adjusted in accordance with the Merger Agreement, the "Offer Price"), net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase, dated July 3, 2008 (the "Offer to Purchase"). The aggregate Offer Price, which does not include the value attributable to the Spin-Off (as defined below), is $310 million. Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at midnight, New York City time, on August 1, 2008, at which time if all conditions to the Offer have been satisfied or waived, the Purchaser will purchase all Shares validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed to Digimarc's stockholders and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by the Purchaser and L-1 with the Securities and Exchange Commission (the "SEC") on July 3, 2008.

        Following the completion of the Offer and subject to the terms and conditions set forth therein, the Purchaser will merge with and into Digimarc (the "Merger") and Digimarc will continue as the surviving corporation and a wholly owned subsidiary of L-1. Prior to the expiration of, and as a condition to, the Offer, Digimarc will contribute all of the assets and liabilities of its digital watermarking business, together with all of Digimarc's cash, including cash received upon the exercise of Digimarc stock options, to its stockholders (the "Spin-Off"), and its secure ID business will remain with Digimarc. Digimarc stockholders will be eligible to receive consideration from L-1 pursuant to the Offer and shares in a new publicly-held company following the Spin-Off, which will hold Digimarc's digital watermarking business. The market value of the shares of the new publicly-held company will not be known until the shares start trading. The Offer Price does not include the value attributable to the Spin-Off and is based on an estimated 26,050,000 Shares outstanding, including 3,862,000 Shares estimated to be issued upon exercises of stock options to purchase Shares on or prior to the Spin-Off Record Date (as defined below). The Offer Price is subject to adjustment based on the total number of

Shares outstanding after giving effect to the number of Shares issued upon exercise of Stock Options on or prior to the Spin-Off Record Date.

        The Merger Agreement provides that promptly upon the acceptance for payment of any Shares pursuant to the Offer, and from time to time thereafter (including, without limitation, upon acceptance of shares of common stock tendered during any subsequent offering period) and subject to compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder, L-1 is entitled to designate such number of directors, rounded up to the next whole number, on Digimarc's board of directors as will give L-1 representation thereon equal to the product of the number of directors (giving effect to any increase in the number of directors pursuant to the Merger Agreement) and the percentage that the number of Shares beneficially owned by L-1, the Purchaser and any of their respective affiliates bears to the total number of Shares outstanding, and Digimarc shall take all actions reasonably necessary to, upon request by L-1, promptly, at Digimarc's election, either increase the size of the board of directors or secure the resignation of such number of directors as is necessary to enable L-1's designees to be elected or appointed to the board of directors and to cause L-1's designees to be so elected or appointed, provided that at least three members of Digimarc's board of directors continue to serve as directors. In addition, Digimarc shall also cause persons designated by L-1 to constitute a majority of each (i) committee of the board of directors, (ii) the board of directors of each of Digimarc's subsidiaries, and (iii) each committee thereof.

        Following the election or appointment of L-1's designees and prior to the effective time of the Merger, any amendment or termination of the Merger Agreement or any agreement related to the Spin-Off, any extension by Digimarc of the time for the performance of any of the obligations or other acts of L-1 or the Purchaser or waiver of any of Digimarc's rights thereunder or other action under the Merger Agreement, agreements related to the Spin-Off or otherwise that would adversely affect the rights of DMRC Corporation, the entity formed in connection with the Spin-Off, may only be authorized by a majority of the directors of Digimarc then in office who are directors of Digimarc prior to the Purchaser's acceptance for payment of any Shares pursuant to the Offer.

        The Merger Agreement further provides that the directors of the Purchaser immediately prior to the effective time of the Merger will be the directors of the surviving corporation in the Merger until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

        This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in connection with the appointment of L-1's designees to Digimarc's board of directors.

        You are urged to read this information statement carefully. You are not, however, required to take any action.

        The information contained in this Information Statement (including information herein incorporated by reference) concerning L-1, the Purchaser and L-1's designees has been furnished to Digimarc by L-1, and Digimarc assumes no responsibility for the accuracy or completeness of such information.

PURCHASER DESIGNEES

        L-1 has informed Digimarc that it will choose its designees for the board of directors from the list of persons set forth below. The following table, prepared from information furnished to Digimarc by L-1, sets forth, with respect to each individual who may be designated by L-1 as one of its director designees, the name, age of the individual as of July 3, 2008, citizenship, present principal occupation and employment history during the past five (5) years. The Purchaser has informed Digimarc that each individual has consented to act as a director of Digimarc, if so appointed or elected. The business address for each of the individuals listed below is c/o L-1 Identity Solutions, Inc., 177, 12th Floor, Broad Street, Stamford, Connecticut, 06901.

        None of the individuals listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Name and Position	Age	Present Principal Occupation or Employment and Employment History	Citizenship

Robert V. LaPenta Chairman of the Board, President and Chief Executive Officer of L-1	62
		Mr. LaPenta has served as the Chairman of the board of directors of L-1 since December 2005 and as President and Chief Executive Officer of L-1 since August 2006. Mr. LaPenta is the founder and Chief Executive Officer of L-1 Investment Partners, LLC, a private investment management firm. From April 1997 to April 2005, Mr. LaPenta served as President, Chief Financial Officer and a director of L-3 Communications Holdings, Inc., which he co-founded in April 1997. From April 1996, when Loral Corporation was acquired by Lockheed Martin Corporation, until April 1997, Mr. LaPenta was a Vice President of Lockheed Martin and was Vice President and Chief Financial Officer of Lockheed Martin's Command, Control, Communications and Intelligence and Systems Integration Sector. Prior to the April 1996 acquisition of Loral, he was Loral's Senior Vice President and Controller, a position he held since 1991. He joined Loral in 1972 and was named Vice President and Controller of its largest division in 1974. He became Corporate Controller in 1978 and was named Vice President in 1979. Mr. LaPenta is on the board of trustees of Iona College, the board of directors of Core Software Technologies and the board of directors of Leap Wireless International, Inc.	United States

James DePalma Executive Vice President, Chief Financial Officer and Treasurer of L-1	57
		Mr. DePalma joined L-1 as Executive Vice President, Chief Financial Officer and Treasurer effective with the merger of Identix with L-1. He brings three decades of operational and finance experience in the defense and technology industries to his role within the company. Prior to joining L-1, Mr. DePalma was a founding partner of L-1 Investment Partners. Prior to the formation of L-1 Investment Partners, Mr. DePalma served as a consultant to L-3 Communications Holdings, Inc. and was chief executive officer of Core Software Technology, a leading software provider to the intelligence community and an equity investment of L-3 Communications Holdings, Inc.	United States

Name and Position	Age	Present Principal Occupation or Employment and Employment History	Citizenship

Doni Fordyce Executive Vice President of Corporate Communications of L-1	48	Ms. Fordyce joined L-l as Executive Vice President of Corporate Communications effective with the merger of Identix with L-1. In August 2006 she was a founding partner of L-1 Investment Partners and brings two decades of senior executive and investment management experience to the company, serving most recently as chief executive officer, president and chief operation officer of Bear Stearns Asset Management (BSAM) Inc. Prior to that Ms. Fordyce was vice president of Goldman Sachs Inc. from 1986 to 1996 where she was one of the founders of the asset management business. She has also worked in IT solutions consulting, specializing networking, data management and printing for investment banks and financial institutions.	United States

Mark S. Molina Executive Vice President, Chief Legal Officer and Secretary of L-1	49	Mr. Molina joined L-1 in August 2006 as Executive Vice President, Chief Legal Officer and Secretary in August 2006 effective with the merger of Identix with L-1. Prior to joining L-1, he was Executive Vice President, Chief Legal Officer and Secretary at Identix, which he joined as Vice President and General Counsel in 1999. Mr. Molina is a business and technology lawyer with over 20 years experience structuring and negotiating mergers, acquisition, dispositions, joint ventures, technology licenses, financings and investments. He has considerable experience with public offerings and private placements as well as SEC reporting compliance and obligations of publicly traded companies.	United States

Name and Position	Age	Present Principal Occupation or Employment and Employment History	Citizenship

Vincent A. D'Angelo Senior Vice President of Finance of L-1	64	Mr. D'Angelo joined L-1 as Senior Vice President of Finance in August 2006 effective with the merger of Identix with L-1. Prior to that, he was a consultant for L-1 Investment Partners. Prior to that, Mr. D'Angelo was a senior audit partner with PricewaterhouseCoopers for more than 35 years where he was involved in all facets of the business, including client service, management, operations, governance, SEC filings, and mergers and acquisitions.	United States

        None of L-1's designees is a director of, or holds any position with, Digimarc. L-1 and the Purchaser have advised Digimarc that, to their knowledge, except as disclosed in the Offer to Purchase, none of L-1's designees beneficially owns any securities (or rights to acquire any securities) of Digimarc or has been involved in any transactions with Digimarc or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC. L-1 and the Purchaser have advised Digimarc that to their knowledge, none of L-1's designees has any family relationship with any director, executive officer or key employees of Digimarc.

        It is expected that L-1's designees may assume office at any time following the time at which such designees are designated in accordance with the terms of the Merger Agreement and that, upon assuming office, L-1's designees will thereafter constitute at least a majority of the board of directors. This step will be accomplished at a meeting or by written consent of the board of directors providing that the size of the board of directors will be increased and/or sufficient numbers of current directors will resign such that, immediately following such action, the number of vacancies to be filled by L-1's designees will constitute at least a majority of the available positions on the board of directors. It is currently not known which of the current directors of Digimarc will resign.

CERTAIN INFORMATION CONCERNING DIGIMARC

        The authorized capital stock of Digimarc consists of 100,000,000 shares of common stock and 5,000,000 shares of preferred stock. As of the close of business on July 2, 2008, there were 22,510,533 shares of common stock outstanding.

        The common stock is Digimarc's only outstanding class of voting securities that is entitled to vote at a meeting of Digimarc's stockholders. Each share of common stock entitles the record holder to one vote on all matters submitted to a vote of the stockholders.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth the beneficial ownership of our common stock as of June 27, 2008 by:

  •
  each person or entity known by us to own beneficially more than five percent of our common stock;

  •
  our chief executive officer, each of the other executive officers named in the Summary Compensation Table and each of our directors; and

  •
  all of our executive officers and directors as a group.

        The beneficial ownership is calculated based on 22,508,617 shares of our common stock outstanding as of June 27, 2008. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting and/or investment power with respect to securities. Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power, or shares voting and investment power with his or her spouse under applicable community property laws, with respect to all shares of capital stock listed as owned by that person. Shares issuable upon the exercise of options that are currently exercisable or become exercisable within sixty days after June 27, 2008 are considered outstanding for the purpose of calculating the percentage of outstanding shares of our common stock held by the individual, but not for the purpose of calculating the percentage of outstanding shares of our common stock held by any other individual. The address of each of the executive officers and directors is care of Digimarc Corporation, 9405 S.W. Gemini Drive, Beaverton, Oregon 97008.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
The Clark Estates, Inc.(1) One Rockefeller Plaza, 31st Floor New York, NY 10020	2,056,058	9.33%
Koninklijke Philips Electronics N. V.(2) Eindhoven The Netherlands	1,933,879	8.78%
Dimensional Fund Advisors LP(3) 1299 Ocean Avenue Santa Monica, CA 90401	1,449,957	6.58%
Burnham Asset Management Corporation Burnham Securities Inc.(4) 1325 Avenue of the Americas New York, NY 10019	1,142,000	5.18%

Named Executive Officers:
Bruce Davis(5)	1,534,201	6.46%
Reed Stager(6)	440,574	1.92%
Robert Eckel(7)	412,448	1.80%
Michael McConnell(8)	380,515	1.67%
Robert Chamness(9)	302,200	1.33%
Directors:
Philip Monego, Sr.(10)	413,005	1.82%
Brian J. Grossi(11)	156,637	*
Peter W. Smith(12)	109,400	*
James T. Richardson(13)	81,400	*
Jim Roth(14)	78,400	*
Bernard Whitney(15)	41,400	*
William Miller(16)	41,400	*
Lloyd Waterhouse(17)	41,400	*
All executive officers and directors as a group (13 persons)(18)	4,031,164	15.78%

*
Less than 1%.

(1)
The Clark Estates, Inc. serves as an investment advisor for a number of clients who have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. The foregoing information is based solely on the Schedule 13G filed on March 3, 2008 by The Clark Estates.

(2)
The foregoing information is based solely on the records at the transfer agent involving the purchase of shares by Koninklijke Philips Electronics N.V.

(3)
Dimensional Fund Advisors LP ("Dimensional") furnishes investment advice to four investment companies and serves as investment manager to certain other commingled group trusts and separate accounts. The shares reported in the table are owned by these investment companies, group trusts and separate accounts. Dimensional possesses voting power over the shares, but disclaims beneficial ownership of the shares. The foregoing information is based solely on the Schedule 13G/A filed on February 6, 2008 by Dimensional.

(4)
Burnham Asset Management Corporation ("Burnham") serves as the investment manager for a number of managed accounts with respect to which it has dispositive authority. The reporting persons disclaim beneficial ownership of the common stock. The foregoing information is based solely on the Schedule 13G filed on January 25, 2008 by Burnham.

(5)
Includes options for 1,258,182 shares of common stock exercisable within 60 days of June 27, 2008, 186,000 shares of unvested restricted stock and 38,400 shares of common stock held in trust for minor children.

(6)
Includes options for 357,851 shares of common stock exercisable within 60 days of June 27, 2008 and 64,625 shares of unvested restricted stock. Mr. Stager disclaims beneficial ownership of options for 164,037 shares of common stock exercisable within 60 days of June 27, 2008 and 5,235 shares of unvested restricted stock, the economic benefits of which are held by his former spouse.

(7)
Includes options for 317,924 shares of common stock exercisable within 60 days of June 27, 2008 and 81,750 shares of unvested restricted stock.

(8)
Includes options for 273,915 shares of common stock exercisable within 60 days of June 27, 2008 and 69,750 shares of unvested restricted stock.

(9)
Includes options for 215,560 shares of common stock exercisable within 60 days of June 27, 2008 and 66,875 shares of unvested restricted stock.

(10)
Includes options for 195,000 shares of common stock exercisable within 60 days of June 27, 2008 and 3,000 shares of unvested restricted stock.

(11)
Includes options for 104,500 shares of common stock exercisable within 60 days of June 27, 2008 and 3,000 shares of unvested restricted stock.

(12)
Includes options for 101,000 shares of common stock exercisable within 60 days of June 27, 2008 and 3,000 shares of unvested restricted stock.

(13)
Includes options for 63,000 shares of common stock exercisable within 60 days of June 27, 2008 and 3,000 shares of unvested restricted stock.

(14)
Includes options for 60,000 shares of common stock exercisable within 60 days of June 27, 2008 and 3,000 shares of unvested restricted stock.

(15)
Includes options for 33,000 shares of common stock exercisable within 60 days of June 27, 2008 and 3,000 shares of unvested restricted stock.

(16)
Includes options for 33,000 shares of common stock exercisable within 60 days of June 27, 2008 and 3,000 shares of unvested restricted stock.

(17)
Includes options for 33,000 shares of common stock exercisable within 60 days of June 27, 2008 and 3,000 shares of unvested restricted stock.

(18)
Includes options for 3,045,432 shares of common stock exercisable within 60 days of June 27, 2008 and 493,000 shares of unvested restricted stock.

CURRENT BOARD OF DIRECTORS

        Our Board of Directors is divided into three classes, Class I, Class II and Class III, who will serve until the annual meetings of stockholders to be held in 2009, 2010 and 2011, respectively. The names, ages as of the date of this Information Statement and terms of the directors are listed below, along with a brief account of their business experience. There is no family relationship between any director and any executive officer of Digimarc.

Name	Age	Director Since	Expiration of Term
Jim Roth	71	2003	2009
William J. Miller	62	2005	2009
Lloyd G. ("Buzz") Waterhouse	56	2005	2009
Philip J. Monego, Sr.	61	1996	2010
Peter W. Smith	75	2000	2010
Bernard Whitney	52	2005	2010
Bruce Davis, Chairman of the Board	55	1997	2011
Brian J. Grossi	58	1996	2011
James T. Richardson	60	2003	2011

Class I Directors

        Jim Roth was elected to our Board of Directors in February 2003. Mr. Roth is a retired corporate executive with forty-nine years of experience in the aerospace, defense and several related high technology sectors. Past directorships include membership on the Board of Directors of EDO Corporation (NYSE: EDO), Titan Corporation (NYSE: TTN), and Sure Beam Corporation (Nasdaq: SURE). Mr. Roth received a B.S. in electrical engineering from the University of Toledo and an M.S. in electrical engineering from the University of Akron.

        William J. Miller was elected to our Board of Directors in June 2005. Mr. Miller is a retired corporate executive with thirty-six years of experience in the high technology and legal sectors, and has, since 1999, served as an independent director and consultant. He serves as a member of the Board of Directors for each of the following companies: Nvidia Corp (Nasdaq: NVDA), a provider of graphics processing units, media and communications processors, wireless media processors, and related software for personal computers, handheld devices, and consumer electronics platforms; Waters Corporation (NYSE: WAT), a manufacturer of analytical instruments; and Overland Storage, Inc. (Nasdaq: OVRL), a supplier of data storage products. Mr. Miller received a B.A. in speech communication from the University of Minnesota and a J.D. from the University of Minnesota.

        Lloyd G. ("Buzz") Waterhouse was elected to our Board of Directors in July 2005. Mr. Waterhouse is recently retired as president and CEO of Harcourt Education. Before joining Harcourt, Mr. Waterhouse served as a independent director and consultant from 2005 to 2007. Prior to that, Mr. Waterhouse served Reynolds and Reynolds Co. as a director from 1999 to 2004, including as chairman from 2001 to 2004, chief executive officer from 2001 to 2004, and president and chief operating officer from 1999-2000. Mr. Waterhouse serves as a member of the Board of Directors for each of the following companies: Atlantic Mutual Companies, where he serves as a member of the governance committee; e-Fund, which he co-founded; and i2 Technologies (Nasdaq: ITWO), where he serves on the governance, strategic review and audit committees. Mr. Waterhouse received a B.S. in Finance from Pennsylvania State University and an M.B.A. in finance from Youngstown State University.

Class II Directors

        Philip J. Monego, Sr. was our chairman of the Board of Directors from 1996 to May 2002. Mr. Monego is the managing partner of Technology Perspectives Partners, LLC, an early stage investment fund focused on consumer technology products and web based consumer services, and a venture partner in the Media Technology Venture family of funds (Allegis Capital). He is also the president and founder of Technology Perspectives, a strategic and interim management consulting firm, which he started in 1987. He is chairman of the Board of Directors of My Vision One, Inc., a social media network for X-Boomers, and a director and chairman of the compensation committee of CafePress.com Inc., an online marketplace and e-commerce services company. Mr. Monego earned a B.A. in management from LaSalle University in 1972.

        Peter W. Smith was elected to our Board of Directors in April 2000. Mr. Smith is a retired corporate executive and has served as a consultant to various other companies since 2000. Most recently, Mr. Smith served as president of News Technology for News America from January 1998 until his retirement in February 2000, where he coordinated technology throughout News Corporation and served as a technology advisor to its Board of Directors. Mr. Smith received a B.E. and B.Sc. from the University of Sydney, with first class honors.

        Bernard Whitney was elected to our Board of Directors in June 2005. Mr. Whitney is a retired corporate executive with twenty-seven years of experience in the high technology and finance sectors, and has since 2002 served as an independent director and consultant. He currently serves as a director for a number of private and non-profit entities. Mr. Whitney received a B.S. in business administration, majoring in finance, from California State University Chico, and a masters in business administration from San Jose State University.

Class III Directors

        Bruce Davis has served as our Chief Executive Officer and a director since December 1997, as our chairman of the Board of Directors since May 2002, and as our President from December 1997 through May 2001. Mr. Davis received a B.S. in accounting and psychology and an M.A. in criminal justice from the State University of New York at Albany, and a J.D. from Columbia University.

        Brian J. Grossi has served on our Board of Directors since July 1996, when he led the first professional investment round in Digimarc. Since 1994, when Mr. Grossi co-founded AVI Capital Management, a venture capital firm specializing in high-technology companies, Mr. Grossi has served as a general partner of AVI Capital. Mr. Grossi received a B.S. with Distinction and an M.S. in mechanical engineering from Stanford University.

        James T. Richardson was elected to our Board of Directors in March 2003. Mr. Richardson is a director of and consultant to companies in the high-technology sector. Mr. Richardson serves as chairman of the Board of Directors of FEI Company (Nasdaq: FEIC) and as a director and audit committee chair of Tripwire, Inc., a Portland, Oregon-based network security company. Mr. Richardson received a B.A. in finance and accounting from Lewis and Clark College, an M.B.A. from the University of Portland, and a J.D. from Lewis and Clark Law School, and is a licensed C.P.A. and attorney in Oregon.

CORPORATE GOVERNANCE

Board of Directors

        The Board of Directors met five times in 2007. Each director attended 100% of the aggregate of the total number of meetings of the Board of Directors and of any committee on which he served in 2007, except that Mr. Waterhouse missed one meeting of the Governance and Nominating Committee and attended 80% of those meetings. We encourage but do not require director attendance at our annual meeting of stockholders. All nine of the directors attended the 2007 Annual Meeting of Stockholders on May 2, 2007.

Determination of Independence

        The Board of Directors has determined that each of Messrs. Monego, Grossi, Smith, Roth, Richardson, Whitney, Miller and Waterhouse, collectively representing a majority of the members of our Board of Directors, are "independent" as that term is defined by Nasdaq Marketplace Rule 4200. There were no related person transactions involving any of the independent directors of Digimarc.

Board Committees

        The Board of Directors has three standing committees: an Audit Committee, a Compensation Committee and a Governance and Nominating Committee. The members of these committees are set forth in the following table:

Non-Employee Directors	Audit	Governance and Nominating	Compensation
Philip J. Monego, Sr.		Member	Member
Brian J. Grossi	Member		Chair
Peter W. Smith		Chair
Jim Roth		Member	Member
James T. Richardson*	Member
Bernard Whitney	Chair
William J. Miller	Member
Lloyd G. Waterhouse		Member

*
Mr. Richardson also serves as the Lead Director

Audit Committee

        We have a standing Audit Committee of the Board of Directors, consisting of Messrs. Whitney (chairman), Richardson, Grossi, and Miller, that is responsible for overseeing the quality and integrity of our accounting, auditing, and financial reporting practices, the audits of our financial statements, and other duties assigned by the Board of Directors. The Audit Committee's role includes a particular focus on the qualitative aspects of financial reporting to stockholders, our processes to manage business and financial risk, and compliance with significant applicable legal, ethical, and regulatory requirements. The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm, including the resolution of any disagreements between management and the independent registered public accounting firm regarding financial reporting, engaged to prepare or issue an audit report on our financial statements or to perform other audit, review or attestation services for us. The Audit Committee also serves as our Qualified Legal Compliance Committee. The Audit Committee met four times during 2007.

        The Board of Directors has adopted and amended from time to time a charter for the Audit Committee to authorize powers consistent with the provisions of the Sarbanes-Oxley Act of 2002 and other requirements. A copy of this charter is posted on the Digimarc website, www.digimarc.com , on the Corporate Governance page. The Board of Directors has determined that each of the four members of the Audit Committee:

  •
  meets the requirements for "independence" set forth in Nasdaq Marketplace Rules 4200 and 4350(d) and applicable SEC rules; and

  •
  has the requisite financial sophistication called for by Nasdaq Marketplace Rule 4350(d).

        The Board of Directors also has reviewed and designated each of Messrs. Whitney, Richardson and Miller as an "Audit Committee financial expert" in compliance with Item 407(d)(5) of Regulation S-K.

Compensation Committee

        The Compensation Committee, consisting of Messrs. Grossi (chairman), Monego, and Roth, has the authority and responsibility to:

  •
  approve our overall compensation strategy,

  •
  review, establish and approve executive compensation,

  •
  administer our annual and long-term compensation plans,

  •
  review and make recommendations to the Board of Directors with respect to director compensation, and

  •
  perform other duties and functions assigned by the Board of Directors from time to time that are consistent with the Compensation Committee's charter, our Bylaws and governing law.

        The Compensation Committee's role includes a particular focus on the compensation of our executive officers and non-employee directors and the administration of our stock incentive plans and significant employee benefit programs.

        The Compensation Committee met seven times in 2007. The Compensation Committee has a written charter, a copy of which is available on the Digimarc website, www.digimarc.com on the Corporate Governance page. The Board of Directors has determined that all members of the Compensation Committee are:

  •
  "independent" as that term is defined in Nasdaq Marketplace Rule 4200,

  •
  "non-employee directors" as that term is defined under Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended, and

  •
  "outside directors" as defined under Section 162(m) of the Internal Revenue Code of 1986, as amended.

        The Compensation Committee may, under its charter, delegate responsibilities to subcommittees of the Committee as necessary and appropriate. To date, no such delegations have occurred. The Committee has delegated authority to the Chief Executive Officer and Chief Legal Officer to grant new hire options to employees pursuant to a predetermined grant budget and matrix that sets the size of grants for classifications of employees.

        The Compensation Committee, together with our Chief Executive Officer, reviews assessments of executive compensation practices at least annually against comparative data and our compensation philosophy. Our Chief Executive Officer makes recommendations to the Compensation Committee with the intent of keeping our executive officer compensation practices aligned with our compensation philosophy. The Compensation Committee must approve any recommended changes before they can be made.

        The Compensation Committee has the authority to retain and terminate any compensation and benefits consultant and the authority to approve the related fees and other retention terms of the consultant. The Compensation Committee has retained Radford Surveys + Consulting, a nationally recognized independent consulting firm, to provide an independent review of our compensation programs for executive officers and directors, assist in the preparation of a list of peer companies, examine our pay practices relative to the market and assist in the design of compensation programs. In July 2007, the Compensation Committee approved the retention of Radford to conduct a compensation benchmark study, to review the competitiveness of compensation levels of our key executives, and to assist the committee in developing long-term incentive awards. Radford provides compensation information to management on market compensation trends from time to time, but does not have a material additional relationship outside of the services that it provides to the Compensation Committee.

Governance and Nominating Committee

        The Governance and Nominating Committee consists of Messrs. Smith (chairman), Monego, Roth, and Waterhouse. The Governance and Nominating Committee met five times in 2007. The Board of Directors has delegated to the Governance and Nominating Committee the responsibility for overseeing the quality and integrity of our corporate governance practices and for assessing the size, membership, skills and characteristics necessary and appropriate for members of the Board of Directors and its committees. The Board of Directors has adopted a written charter for the Governance and Nominating Committee, a copy of which is posted on Digimarc's website at www.digimarc.com on the Corporate Governance page. The Board of Directors has determined that all members of the Governance and Nominating Committee are "independent" as that term is defined in Nasdaq Marketplace Rule 4200.

        The Governance and Nominating Committee's responsibilities include the review, monitoring, and general oversight of our policies and procedures involving corporate governance and compliance with significant legal, ethical, and regulatory requirements. This oversight responsibility includes monitoring compliance with the Sarbanes-Oxley Act of 2002. The Governance and Nominating Committee also oversees the structure and evaluation of the Board of Directors and its committees, and the development, monitoring, and enforcement of the corporate governance principles applicable to us.

        The Governance and Nominating Committee is responsible for recruiting individuals to become members of the Board of Directors and evaluating their qualifications under the guidelines described under "Director Nomination Policy" below. The Governance and Nominating Committee is also responsible for the composition of the Board committees. The Board of Directors may assign the Governance and Nominating Committee additional duties and functions from time to time consistent with its charter, our Bylaws and governing law. Succession planning is one such responsibility assigned to the committee.

        Director Nomination Policy.    The Governance and Nominating Committee has a formal written policy addressing the nominating process. A copy of the policy is available on our website at www.digimarc.com , attached as an exhibit to the Governance and Nominating Committee charter located on the Corporate Governance page of the site. Pursuant to its written policy addressing the nominating process, the Governance and Nominating Committee welcomes and encourages recommendations of director candidates from our stockholders, and will consider any director candidates recommended by our stockholders, provided that the information regarding director candidates who are recommended is submitted to the Governance and Nominating Committee in compliance with the terms of its policy. Director candidate nominations from stockholders may be submitted at any time, but they must be provided in writing, include prescribed information, and be sent to Digimarc's Secretary at the address of our principal executive offices.

        In evaluating a potential candidate's qualification for nomination to the Board of Directors, the Governance and Nominating Committee will consider the potential candidate's experience, areas of expertise, and other factors relative to the overall composition of the Board of Directors. The Governance and Nominating Committee will also review from time to time the skills and characteristics necessary and appropriate for directors in the context of the current composition of the Board of Directors. Directors are expected to devote sufficient time to carry out their duties and responsibilities effectively, ensure that other existing and planned future commitments do not materially interfere with his/her service as a director, and attend at least 75% of all Board of Directors and applicable committee meetings.

        The Governance and Nominating Committee's process for identifying and evaluating nominees for director, including nominees recommended by stockholders, involves compiling names of potentially eligible candidates, vetting those candidates against the factors described above, conducting background and reference checks, conducting interviews with candidates, meeting to consider and approve final candidates and, as appropriate, preparing and presenting to the Board of Directors an analysis with regard to a candidate. There are no differences in the manner in which the Governance and Nominating Committee evaluates nominees for director based on whether the nominee is recommended by a stockholder or by the Governance and Nominating Committee. The committee may, from time to time, pay professional search firms to assist in the identification and evaluation of potential nominees.

Stockholder Communications with the Board of Directors

        The Board of Directors encourages communication from stockholders. All communications must be in written form, addressed to the Board of Directors or to one or more individual members of the Board of Directors, and sent care of the Secretary of Digimarc at the address of our principal executive offices or via fax to (503) 469-4771. The Secretary of Digimarc will promptly provide all communications to the applicable member(s) of the Board of Directors or the entire Board of Directors, as specified by the stockholder.

Stock Ownership Guidelines

        In March 2007, the Board of Directors adopted stock ownership guidelines for members of the Board of Directors. Under the guidelines, existing directors are expected to acquire ownership of 10,000 shares of our common stock by December 31, 2012. A newly elected director must acquire ownership of 10,000 shares of our common stock within five years following the director's date of election. Executive officers are expected to own Digimarc stock, and in fact do own stock, but are not included within these numerical guidelines.

Director Resignation Upon Change of Employment

        The Board of Directors also has approved a policy that requires any director who experiences a substantial change in principal employment responsibility that may adversely affect his ability to carry out his responsibilities as a director effectively to tender his or her resignation from the Board of Directors, unless the change was anticipated by the Governance and Nominating Committee at the time of the director's nomination or election to the Board of Directors. Upon receipt of a resignation offered under these circumstances, the Governance and Nominating Committee will review the director's change in employment responsibilities to evaluate whether the director's continued service is appropriate.

Other Corporate Governance Matters

        In furtherance of our commitment to upholding the highest legal and ethical conduct in fulfilling our responsibilities, the Board of Directors adopted and published corporate governance guidelines and three codes of ethics and business conduct, listed below, that are monitored by our Governance and Nominating Committee and our Audit Committee.

  •
  Our Corporate Governance Guidelines can be found on the Corporate Governance page of our website at www.digimarc.com. These Corporate Governance Guidelines provide a framework for the Board of Directors to assist in the governance and oversight of the affairs of Digimarc.

  •
  Our Code of Business Conduct can be found on the Corporate Governance page of our website at www.digimarc.com. The Code of Business Conduct applies to all employees of Digimarc and its subsidiaries, as well as to directors, temporary contractors, and other independent contractors or consultants when engaged by or otherwise representing us or our interests, and sets forth internal policies and guidelines designed to support and encourage ethical conduct and compliance with the laws, rules and regulations that govern our business operations.

  •
  Our Code of Ethics for Financial Personnel can be found on the Corporate Governance page of our website at www.digimarc.com. The Code of Ethics applies to the principal executive officer and principal financial officer of Digimarc and its subsidiaries and all professionals worldwide serving in finance, accounting, treasury, tax or investor relations roles.

  •
  Our Standards of Professional Conduct for Legal Personnel can be found on the Corporate Governance page of our website at www.digimarc.com . The Standards of Professional Conduct apply to all lawyers who perform services for us, and require lawyers to report evidence of any material violation of law either to our Qualified Legal Compliance Committee or "up the corporate ladder" until the lawyer receives a response that addresses the issue or concern raised.

Compensation Committee Interlocks and Insider Participation

        None of Messrs. Monego, Grossi, or Roth, as the three members of our Compensation Committee:

  •
  was at any time during the fiscal year ended December 31, 2007 or at any other time an officer or employee of Digimarc, or

  •
  had any relationship requiring disclosure under Item 404 of Regulation S-K.

        No executive officer of Digimarc served as a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of any committee performing equivalent functions, the entire Board of Directors) of another entity, or as a director of another entity, where one of the other entity's executive officers served on the Compensation Committee of Digimarc or as a director of Digimarc.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

        The Audit Committee (the "Audit Committee") reports as follows:

  (1)
  The Audit Committee has reviewed and discussed the audited financial statements with our management.

  (2)
  The Audit Committee has discussed with Grant Thornton LLP, Digimarc's independent registered public accounting firm, the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended.

  (3)
  The Audit Committee has received the written disclosures and the letter from Grant Thornton LLP required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, has discussed with Grant Thornton LLP their independence from Digimarc and has considered whether the provision of the non-audit services is compatible with maintaining Grant Thornton LLP's independence from Digimarc.

  (4)
  Based on the review and discussion referred to in paragraphs (1) through (3) above, the Audit Committee recommended to Digimarc's Board of Directors, and the Board of Directors has approved, the inclusion of the audited financial statements in Digimarc's Annual Report on Form 10-K for the year ended December 31, 2007, for filing with the SEC.

        The Audit Committee has appointed Grant Thornton LLP as Digimarc's independent registered public accounting firm for fiscal year 2008.

Submitted by the Audit Committee of Digimarc's Board of Directors:
Bernard Whitney, Chairman James T. Richardson Brian J. Grossi William J. Miller

DIRECTOR COMPENSATION

        The following table provides information on compensation of our non-employee directors for the year ended December 31, 2007. Directors who are also Digimarc employees receive no additional compensation for their services as directors. During 2007, Mr. Davis was the only director who was an employee of Digimarc. Mr. Davis's compensation is discussed in this Information Statement under the heading "Executive Compensation."

2007 DIRECTOR COMPENSATION TABLE

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Total ($)
Philip J. Monego, Sr.	$38,750	$25,496	$26,986	$91,232
Brian J. Grossi	$50,000	$25,496	$26,986	$102,482
Peter W. Smith	$37,500	$25,496	$26,986	$89,982
Jim Roth	$38,750	$25,496	$26,986	$91,232
James T. Richardson	$70,000	$25,496	$26,986	$122,482
Bernard Whitney	$50,000	$25,496	$39,628	$115,124
William J. Miller	$40,000	$25,496	$39,628	$105,124
Lloyd G. Waterhouse	$33,750	$25,496	$39,378	$98,624

(1)
On May 2, 2007, each director received a grant of 3,000 shares of restricted stock with a grant date fair value of $29,640. The amounts disclosed above reflect the expense taken in 2007 for stock granted to the indicated director in 2007 and previous years. This grant was our second grant of restricted stock to our directors, and the total number of shares of restricted stock held by each director as of December 31, 2007 was a total of 5,400 shares of restricted stock. A summary of the assumptions we apply in calculating these amounts is set forth in the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2007 on page F-17 under the caption "Restricted Stock and Performance Vesting Shares."

(2)
These amounts represent the amount of expense we took in 2007 for stock options granted to the indicated director in 2007 and previous years. On May 2, 2007, each director was granted an option to purchase 6,000 shares with a grant date fair value of $28,609. A summary of the assumptions we apply in calculating these amounts is set forth in the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2007 on pages F-15 to F-16 under the caption "Stock Options". As of December 31, 2007, the total number of outstanding options held by each director was as follows: Mr. Monego, 193,500; Mr. Grossi, 103,500; Mr. Smith, 100,000; Mr. Roth, 59,000; Mr. Richardson, 62,000; Mr. Whitney, 32,000; Mr. Miller, 32,000; and Mr. Waterhouse, 32,000.

        All directors are also reimbursed for reasonable and necessary travel, communications, and other out-of-pocket business expenses incurred in connection with their attendance at meetings, while on corporate business or for continuing education related to their board service.

        Cash Compensation.    In 2007, each non-employee director received an annual cash retainer of $30,000. The Lead Director received an additional annual cash retainer of $30,000. Members of the Audit Committee received an annual cash retainer of $10,000, with the chair of the Audit Committee receiving an annual cash retainer of $20,000. Members of the Compensation Committee received an annual cash retainer of $5,000, with the chair of the Compensation Committee receiving an annual cash retainer of $10,000. Members of other standing committees of the Board of Directors received an additional annual cash retainer of $3,750 for each committee on which the member served, with the chair receiving an annual cash retainer of $7,500. In addition, each committee member receives a fee of $1,000 for each in-person committee meeting and a fee of $500 for each teleconference committee meeting in excess of eight meetings of the particular committee per year. No fees for excess meetings were paid during 2007.

        Equity Compensation.    The 1999 Non-Employee Director Option Program established an automatic option grant program for the grant of awards to our non-employee directors. Under this program, each non-employee director who first is elected to our Board of Directors on or after March 29, 2002 is automatically granted an option to acquire 20,000 shares of common stock at an exercise price per share equal to the fair market value of the common stock at the date of grant. These options vest and become exercisable in 36 equal installments on each monthly anniversary of the grant date, so the stock option is fully exercisable three years after the grant date. No new directors were elected to our Board of Directors in 2007. On the date of each annual stockholders meeting, each non-employee director who has been a member of our Board of Directors for at least six months prior to the date of the stockholders meeting automatically receives an option to acquire 6,000 shares of our common stock at an exercise price per share equal to the fair market value of the common stock at the date of grant, and an automatic grant of 3,000 shares of restricted stock. The options vest and become exercisable in twelve equal installments on each monthly anniversary of the grant date, so the stock option is fully exercisable one year after the grant date. The restricted stock awards are subject to a forfeiture restriction that lapses as to 100% of the shares subject to the award one year after the grant date. Messrs. Monego, Grossi, Smith, Roth, Richardson, Waterhouse, Miller and Whitney all received grants of options and restricted stock in 2007.

        In addition, the 1999 Non-Employee Director Option Program provides that, immediately following each annual meeting of our stockholders, each non-employee director who serves as a member of a standing committee of the Board and who has been a member of the Board of Directors for at least six months prior to the date of the stockholders meeting receives an option to acquire 3,000 shares of common stock at an exercise price per share equal to the fair market value of the common stock at the date of grant. These options vest and become exercisable in twelve equal installments on each monthly anniversary of the grant date, so the stock option is fully exercisable one year after the grant date.

        The Board of Directors has discretion to elect not to make the annual option and restricted stock grants to continuing Board members and standing committee members. Since 2004, the Board has elected not to make the annual 3,000 share option grant to directors for service on one or more standing committees. The shares for committee service are a vestige of the former program under which Digimarc directors received only equity compensation, rather than a combination of cash and equity compensation, which is the case now. The Board of Directors determined that the value of the options and restricted stock grants provided sufficient equity compensation for their service as directors.

        Following is a summary of the cash compensation program for our non-employee Directors, presented in a tabular format:

Annual Cash Retainer	$30,000
Additional Annual Cash Retainers for:
Lead Director	$30,000
Audit Committee Chair	$20,000
Audit Committee Member	$10,000
Compensation Committee Chair	$10,000
Compensation Committee Member	$5,000
Other Standing Committee Chair	$7,500
Other Standing Committee Member	$3,750
Additional fee for meetings in excess of eight meetings per year	$1,000 for in-person meeting
$500 for teleconference
Initial Option Grant (New Director)	20,000 shares
Annual Option Grant (Continuing Director)	6,000 shares
Annual Restricted Stock Grant (Continuing Director)	3,000 shares
Annual Standing Committee Member Option Grant*	3,000 shares

*
As in prior years, the Board elected not to grant these awards in 2007.

MANAGEMENT

Executive Officers

        The following table contains information regarding our executive officers as of the date of this Information Statement:

Name	Age	Position
Bruce Davis	56	Chief Executive Officer and Chairman of the Board of Directors
Robert Eckel	49	President, Government Programs
Michael McConnell	58	Chief Financial Officer and Treasurer
Robert Chamness	55	Chief Legal Officer and Secretary
Reed Stager	47	Executive Vice President

        Information concerning Mr. Davis is set forth under "Current Board of Directors" in this Information Statement.

        Robert Eckel joined Digimarc on April 15, 2005 as an executive vice president and as President of the ID Systems business. Before joining us, he served as vice president and general manager, Air Traffic Management Systems, for Raytheon Company in Marlboro, Massachusetts, from 1999 to 2005. He holds five patents in electronic and optical systems, and holds a B.S.E.E. from the University of Connecticut and an M.S.E.E. from the University of California, Los Angeles.

        Michael McConnell has served as our Chief Financial Officer and Treasurer since June 2004. Before joining Digimarc, Mr. McConnell was senior vice president, chief financial officer and treasurer at WatchGuard Technologies (1999 to 2004). Mr. McConnell is a CPA and holds a B.A. from California Polytechnic State University, San Luis Obispo.

        Robert Chamness joined Digimarc as Vice President and General Counsel in January 2002 and was appointed Secretary in February 2002, Vice President of Human Resources in October 2002, Chief Legal Officer in May 2003, and Executive Vice President in December of 2005. He also serves as Digimarc's Compliance Officer and Privacy Officer. Mr. Chamness holds an A.B. cum laude from Wabash College and a J.D. summa cum laude from the Indiana University School of Law.

        Reed Stager has served as an Executive Vice President of Digimarc since August 2005, and currently heads the Media Identification & Management business. He served as our Vice President of Corporate Licensing, Marketing & Public Policy (2003 to 2005), Vice President of Global Licensing (2001 to 2003), and Vice President of Media Commerce (2000 to 2001). Mr. Stager holds a B.S. in business from Lewis and Clark College and an M.B.A. from Portland State University.

COMPENSATION COMMITTEE REPORT

        The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management; and based on that review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Information Statement.

Submitted by the Compensation Committee of the Board of Directors:
Brian J. Grossi, Chair Philip J. Monego, Sr. Jim Roth

EXECUTIVE COMPENSATION
COMPENSATION DISCUSSION AND ANALYSIS

General Compensation Policy

        Our executive compensation programs are designed to attract, retain, motivate and appropriately reward our executive officers, as well as to align the interests of executive officers with those of our stockholders. The objectives of our compensation programs are to:

  •
  provide competitive compensation opportunities that attract and retain top executives,

  •
  inspire the executive team to achieve superior performance in order to deliver results above our business plan and those of our peers,

  •
  create a performance-oriented environment with variable compensation based upon the achievement of annual and longer-term business results,

  •
  create a direct, meaningful link between (i) our financial performance, performance in achieving strategic objectives, and performance relative to peer companies and (ii) individual executive performance and rewards, and

  •
  continue to align the interests of executives and stockholders through the use of long-term incentives, while effectively managing dilution.

Setting Executive Compensation

        The Compensation Committee awarded 2007 compensation to the Named Executive Officers based on its review and analysis of their positions, responsibilities and performance as well as their anticipated responsibilities and potential contributions to growth in stockholder value. The Compensation Committee analyzed our performance relative to our peers, and the compensation comparables of peer companies, in reaching its conclusions. The Compensation Committee also used the services of Radford Surveys + Consulting, a nationally recognized independent consulting firm, to assist it in determining compensation of the Named Executive Officers for 2007. Radford performed an analysis and made recommendations with respect to each Named Executive Officer's base salary and bonus target amount for 2007, as well as the appropriate number of stock options and other equity awards to be considered for granting to each Named Executive Officer. After analysis of these recommendations and other information, the Compensation Committee set the base salary, bonus targets, stock option grants and other equity awards for each of the Named Executive Officers.

        In setting the aggregate level of compensation to be paid for 2007 if performance goals are fully met, the Compensation Committee engaged Radford to perform a study of the compensation of senior management at peer companies within the security software, software services and government information technology (IT) industries. The criteria used to develop the list of peer companies were:

  •
  Business/labor market competitors, focusing on companies in the security software, software services and government IT industries, as well as other technology companies located in markets where Digimarc competes for labor talent;

  •
  Companies with annual revenues in the range of $50 million to $300 million, workforce size between 200 and 1,000, and market capitalization similar to that of Digimarc; and

  •
  Comparable companies included in financial analyst reports.

        For purposes of setting executive compensation, we expanded the list of peer companies to include additional companies from the government information technology and homeland security business areas. As a general matter, we attempt to construct peer groups in which Digimarc is at the 50th percentile in the key metrics used as selection criteria as bulleted above. In both 2007 and 2008, Digimarc was at the 50th percentile of the peer group in terms of employee size, revenue and market capitalization.

        For 2007, the Compensation Committee established the following list of peer companies to provide a comparative framework for use in setting executive compensation for 2007: ActivIdentity Corporation, Aladdin Knowledge Systems Ltd., American Bank Note Holographics Inc., Cogent Inc., DTS Inc., Dynamics Research Corp., Entrust Inc., L-1 Identity Solutions Inc., LaserCard Corporation, Macrovision Corporation, Medialink Worldwide Inc., NCI Inc., NIC Inc., RAE Systems, SCM Microsystems Inc., and Tyler Technologies Inc. The peer group used in setting executive compensation for 2007 includes five fewer companies than the peer group used in 2006 because one company was delisted and four companies were acquired as follows: Verint Systems Inc. (delisted), CompuDyne Corp. (acquired), Corillian Corporation (acquired), RSA Security (acquired), and Safenet Inc. (acquired).

        In establishing the compensation of our Named Executive Officers, we based the amounts primarily on the market data and advice provided by Radford with respect to the compensation paid to individuals who perform substantially similar functions within the peer group companies. We also examined the outstanding stock options and restricted stock held by the executive officer for the purpose of considering the retention value of additional equity awards. As a general guideline, for our Named Executive Officers, we set base cash compensation at or above the 50th percentile, total cash compensation (base plus annual cash incentive ("bonus") compensation) for our Named Executive Officers at the 60th percentile (subject to all performance targets being fully met) and total equity compensation between the 50th and 60th percentiles of peer group companies. During the annual review, the Compensation Committee determined that the targeted annual compensation was competitive with the pay targets established by the Compensation Committee. We believe that these levels will enable us to attract, retain and motivate executives of high quality, while at the same time keep our overall compensation levels near the median for our peer group. However, because bonuses were not paid in 2007, the total annual compensation actually paid to the Named Executive Officers was below the lower end of these targeted percentiles for the year.

        For 2007 and past years, the Compensation Committee has prepared tally sheets to show Mr. Davis's compensation as part of the compensation process. The Compensation Committee has not prepared tally sheets for the other executive officers because the compensation structure for these executive officers has consisted primarily of base salary, cash bonuses, stock options and restricted stock and has not included many of the other forms of compensation (such as retirement benefits, perquisites and deferred compensation plans) that tally sheets are typically used to track. Similarly, because of our overall size and the small number of executive officers, the Compensation Committee has not deemed it necessary to conduct formal internal pay equity studies.

2007 Compensation Components

        The primary elements of each Named Executive Officer's compensation package for the year ended December 31, 2007 were:

  •
  base compensation;

  •
  annual cash incentive compensation;

  •
  stock options;

  •
  restricted stock; and

  •
  performance vesting shares.

The reasons for choosing each of these five components are set forth in the discussion below. In determining the mix of these five components, we applied our compensation philosophy and principles and also considered the advice of Radford concerning compensation levels within our peer group, which includes companies within the high tech and software services industries and sharing certain financial characteristics similar to Digimarc. Our objective was to establish a mix that would facilitate the following objectives:

  •
  retention;

  •
  alignment of compensation with the achievement of key performance objectives;

  •
  alignment with stockholder interests; and

  •
  ownership of our stock by our executive officers.

        Because base compensation, annual cash bonuses, and equity awards are such basic elements of compensation within our industry, as well as the high tech and software industries in general, and are generally expected by employees, we believe that these components must be included in our compensation mix in order for us to compete effectively for talented executives.

        We use stock options as an element of executive compensation for several reasons. First, stock options facilitate retention of our executives. Stock options will provide a return to the executive only if he or she remains in our employ. Second, stock options align executive compensation with the interests of our stockholders and thereby focus executives on increasing value for the stockholders. Third, stock options are performance based. Stock options will provide a return to executives only to the extent that the market price of our common stock appreciates over the option term. Fourth, stock options create incentive for increases in stockholder value over a longer term. In determining the number of options to be granted to executives, we take into account the individual's position, scope of responsibility, ability to affect profits and stockholder value, the individual's past and recent performance, and the estimated value of stock options at the time of grant. Assuming individual performance at a level satisfactory to the Compensation Committee, the size of stock option grants to our executives is generally set between the 50th and 60th percentiles for the peer group.

        We began using restricted stock as a form of compensation in 2005, and continued that practice in 2006 and 2007. The primary reasons for doing so were to address concerns regarding retention and to reduce our burn rate relating to equity awards. Restricted stock provides some of the same benefits as stock options, such as facilitating (i) alignment of the value of an executive's compensation with our performance, the market value of our common stock and the interests of our stockholders and (ii) retention of the executive as an employee. Both stock options and restricted stock provide a return to the executive only to the extent he or she remains in our employ during the vesting period. In the case of restricted stock, the employee receives actual shares, rather than a right to purchase shares at a fixed price. Once the restricted shares vest, they will generally have some value to the employee, even if the share price has not increased since the grant date. On the other hand, stock options will have no value unless the share price increases following the date of grant. As a result, to the extent the stock price has not increased since the date of grant, restricted stock may provide a greater retention benefit than that of stock options. Accordingly, we believe that a mix of stock options and restricted stock provides a more certain baseline retention benefit.

        In both 2006 and 2007, we granted two types of restricted stock awards:

  (i)
  restricted stock with time-based vesting over a specified period (time based restricted stock); and

  (ii)
  restricted stock where vesting is subject only to the achievement of a specific performance goal within a specified period following the date of grant (performance based restricted stock).

        We initiated the use of performance based restricted stock in 2006 and continued this type of grant in 2007 to enhance alignment between executive compensation and the interests of stockholders and to make a portion of the equity compensation awarded to our executive officers subject to the achievement of performance criteria. Shares of performance based restricted stock were granted to each of our Named Executive Officers in 2006 and 2007 and we expect this type of award to continue to be part of our long-term incentive strategy going forward.

        In allocating compensation among the five elements identified above, we believe that a substantial portion of the total compensation of our Named Executive Officers, the level of management having the greatest ability to influence our performance, should be performance-based. Accordingly, a substantial portion of the compensation of each Named Executive Officer consisted of incentive cash bonus, stock options, and performance based restricted stock.

        Based on our peer group analysis, we target annual long term incentive compensation at approximately the 60th percentile. However, because bonuses were not paid in 2007, the total direct annual compensation actually paid to the Named Executive Officers was below the targeted compensation range.

        In allocating long term incentive compensation among stock options, time-based restricted stock and performance-based restricted stock, we do not follow a specific formula. However, as a general guideline, in 2007 we provided approximately 50% of the annual long-term incentive value for each Named Executive Officer in the form of stock options, based on the Black-Scholes valuation model. The remaining annual long-term incentive value was provided in the form of restricted stock, divided equally between time-based restricted stock and performance-based restricted stock. The Committee determined that stock options align the interests of the executives with the stockholders and therefore the larger portion of the value of the equity grants was allocated to the executives in the form of stock options, while time-based restricted stock assists in the retention of executives, and performance-based restricted stock focuses the executives on long term objectives that drive financial results and enhance shareholder value, and the balance of the equity value allocated to executives was split between these types of grants.

        Base Salary.    The 2007 base salary for each Named Executive Officer was set on the basis of the position, the salary levels in effect for comparable positions with other companies in the industry, and internal comparability considerations. Base salary ranges are generally set at the 50th percentile, with the opportunity for high-performers and incumbents occupying critical positions to have their actual base salary between the 50th and 75th percentile based on management justification and approval of the Compensation Committee. During the annual review, the Committee determined that the targeted annual compensation was competitive with the pay targets established by the Compensation Committee.

        The 2007 base salaries of our Named Executive Officers are set forth in the 2007 Summary Compensation Table on page 24. For 2007, we did not increase the base compensation of our Named Executive Officers from 2005 and 2006 levels, except that Mr. Stager's base compensation was increased from $243,000 to $250,000 in 2006 based on his assumption of new responsibilities. We did not increase the base compensation of our other Named Executive Officers because our peer group data indicated that these amounts were already set at levels consistent with the philosophy of the Compensation Committee. In addition, in order to facilitate our efforts to achieve profitability, we chose to contain base compensation and to condition more compensation on the achievement of key objectives.

        Annual Cash Incentive Compensation.    Under the supervision of the Compensation Committee, we have established an incentive compensation program for executive officers. Under this program, our executive officers receive annual cash bonuses based upon the achievement of specified performance objectives. These executives are responsible for establishing strategic direction or are responsible for major functional or operating units and have an impact on bottom-line results. Accordingly, these performance objectives are generally based on our performance as well as individual performance. Many of these performance objectives are linked to objectives in our annual business plan, which is approved by the Board of Directors.

        In January 2007, we established the target bonus amounts and the specific company and individual objectives applicable to the cash bonuses paid to our Named Executive Officers for the year ended December 31, 2007. With respect to each Named Executive Officer, 40% of the annual incentive bonus was based on the achievement of individual performance goals and 60% was based on the level of net income we achieved, with payment of this portion of the bonus dependent on achievement of net income for 2007 and to be made out of a bonus pool for all eligible employees to match our net income dollar for dollar up to $5 million in net income. To the extent performance objectives were not met, the payout would be reduced accordingly. Digimarc did not generate net income for 2007, and thus no bonuses were accrued or paid for 2007.

        The 2007 target bonus amount for Mr. Davis was set at 80% of his base salary (or $328,000). The target bonus amounts for our other Named Executive Officers were set at 55% of base salary. The committee determined that these percentages were competitive within the marketplace and consistent with its overall compensation philosophy of targeting total cash compensation at the 60th percentile. A larger portion of Mr. Davis' cash compensation is performance based because we believe that Mr. Davis, as our Chief Executive Officer, has a greater impact on our results than our other executive officers.

        The individual performance goals vary with each executive and are set in January as part of the strategic performance management process. If fully performed, they could be 40% of an executive's annual bonus. The Compensation Committee determines the achievement of the individual key objectives, from 0% to 100%, in a year-end evaluation based on relevant qualitative and quantitative measures and information provided by the Chief Executive Officer. In 2007, the goals consisted of the following objectives:

  •
  For Mr. Davis, these targets consisted of achieving share price appreciation relative to Digimarc peer companies, negotiating and closing a designated strategic relationship, growing revenues and backlog profitably, and working with certain strategic advisors to review non-organic growth opportunities.

  •
  For Mr. Eckel, these targets consisted of achieving a certain level of add-on sales with existing customers, winning a certain level of new business at or above prescribed margins, delivering certain contract commitments, reducing materials costs by a certain amount, and bringing a certain customer relationship to profitability.

  •
  For Mr. McConnell, these targets consisted of providing more timely financial analysis to management, providing mid-quarter financial updates and a five quarter rolling forecast, updating and consolidating certain financial statements, and performing monthly and quarterly closes more quickly.

  •
  For Mr. Chamness, these targets consisted of implementing a document retention process, improving scores on the employee engagement survey by a prescribed level, assisting employees in achieving a prescribed level of training and development planning, and developing and implementing a leadership training and enhancement program.

  •
  For Mr. Stager, these targets consisted of delivering sustained profitability in the watermarking business, growing a designated area of that business, negotiating and closing a designated strategic relationship, and delivering watermarking into certain peer-to-peer and social networking sites.

        While these goals may vary in difficulty, we have tried to select goals that are of the highest importance to us, will require significant effort to accomplish, contribute to the achievement of the annual operating plan, and will result in direct benefit to our stockholders. A substantial majority of these objectives were met in 2007 by each Named Executive Officer except for Mr. Eckel. However, no bonus was paid due to Digimarc not achieving its profit target for 2007.

        Equity Compensation.    Generally, the Compensation Committee awards stock options and restricted stock to each of our executive officers upon their initial hiring and from time to time thereafter. These forms of equity compensation are designed to align the interests of our executive officers with those of our stockholders and to provide each executive officer with a significant incentive to manage us from the perspective of an owner with an equity stake in the business.

        The size of the grants made to each executive officer is set at a level that the Compensation Committee deems appropriate to create a meaningful opportunity for stock ownership based upon the individual's current position with us and individual and company performance. The Compensation Committee also takes into account comparable awards to individuals in similar positions in the industry as reflected in external surveys, the individual's potential for future responsibility and promotion, the individual's performance in recent periods, the number of outstanding options held by the individual at the time of the grant, and our stock option burn rate. The relative weight given to each of these factors will vary from individual to individual in the Compensation Committee's discretion.

        With the exception of significant promotions and new hires, we generally make these awards at the first meeting of the Compensation Committee each calendar year following the availability of the financial results for the prior year. These grants were made on January 2, 2007 for the 2007 fiscal year. This timing was selected because it enabled us to (i) consider our prior year performance, as well as individual performance by the executive officers, (ii) base the performance criteria for performance-based awards on our expectations for the current year and (iii) maximize the time period over which the performance objectives for these awards can be accomplished.

        The Compensation Committee awarded stock options, time based restricted stock and performance based restricted stock to each executive officer. The size of the grants made to each executive officer was set at a level that the Compensation Committee deemed appropriate to create a meaningful opportunity for stock ownership based upon the individual's current position with us and individual and company performance. The Compensation Committee also took into account comparable awards to individuals in similar positions in the industry as reflected in external surveys, the individual's responsibility, the individual's performance in recent periods, the number of outstanding options held by the individual at the time of the grant, and our stock option burn rate.

        In making these awards, we look at competitive long term incentive values, and attempt to grant equity compensation to our executives with a value to the executives at the 60th percentile of our peer group for their position with options and time-based restricted stock, and at the 75th percentile level if the performance based restricted stock is earned. We allocate approximately 50% of that value to stock options, 25% to time based restricted stock, and 25% to performance based restricted stock, if earned.

        Benefits and Perquisites.    Benefits are established based upon an assessment of competitive market factors and a determination of what is needed to attract and retain talent. The primary benefits received by our Named Executive Officers are the same as for all other employees and include participation in our health, dental and vision plans, the employee stock purchase plan and our disability and life insurance plans.

        Our general policy is not to provide perquisites or other personal benefits to our Named Executive Officers, other than those benefits provided for all other employees.

Compliance with Internal Revenue Code Section 162(m)

        Section 162(m) of the Internal Revenue Code, enacted in 1993, generally disallows a tax deduction to public companies for compensation exceeding $1 million paid to certain executive officers. The limitation applies only to compensation that is not considered to be performance-based. The non-performance-based compensation paid to each of our executive officers in 2007 did not exceed the $1 million limit and, therefore, no deductions were disallowed under Section 162(m).

        The Compensation Committee is aware of the limitations imposed by Section 162(m), and its exemptions, and will address the issue of deductibility when and if circumstances warrant. We review proposed compensation plans in light of applicable tax deductions, and generally seek to maximize the deductibility for tax purposes of all elements of compensation. However, we may approve compensation that does not qualify for deductibility if and when we deem it to be in our best interests.

Practices Regarding Equity Grants

        As a general matter, except for new hire grants, we grant awards of stock options and restricted stock (time based and performance based) to our Named Executive Officers at a Compensation Committee meeting held in early January. Pursuant to our written policy and standard operating procedures with respect to the stock grants, the grant date of these awards is the date of approval of the grants. Our executives have no role in selecting the grant date. The exercise price of stock options is always the closing price of the underlying common stock on the grant date. All stock option, restricted stock and performance vesting share awards to executives are promptly reported on Form 4 filings.

Termination and Change in Control Payments

        Pursuant to our employment agreement with Bruce Davis, if Digimarc terminates Mr. Davis's employment without cause, or if Mr. Davis terminates his employment due to an adverse change in conditions of his employment, Mr. Davis's stock options will immediately and fully vest and Digimarc will be obligated to continue to pay Mr. Davis the benefits described below for two years from the date of termination. In addition, in consideration for the provisions in the employment agreement providing for the post-termination payments described above, Mr. Davis has agreed to certain non-competition and non-solicitation obligations in our favor. The reasons for this agreement are to assist in the retention of the services of Mr. Davis and to determine in advance the rights and remedies of the parties in connection with a termination. The types and amounts of compensation and the triggering events set forth in this agreement were based on recommendation of counsel and a review of the terms and conditions of normal and customary agreements in our competitive market place.

        Pursuant to more limited Change of Control Retention Agreements between Digimarc and each of Messrs. Eckel, McConnell, Chamness, and Stager, each of these Named Executive Officers will receive severance benefits in the event of termination of the executive without cause by Digimarc, or termination by the executive for good reason, within 12 months following a change of control of Digimarc or the sale of certain divisions of Digimarc during the term of the Change of Control Retention Agreement. The reasons for these agreements are to assist in the retention of the services of these executives and to determine in advance the rights and remedies of the parties in connection with a change in control. The types and amounts of compensation and the triggering events set forth in these agreements were based on recommendation of counsel and a review of the terms and conditions of normal and customary agreements in our competitive market place.

2007 SUMMARY COMPENSATION TABLE

        The following table contains information in summary form concerning the compensation paid to our chief executive officer, our chief financial officer and the three next-most highly compensated executive officers whose total salary and bonus exceeded $100,000 for the year ended December 31, 2007 (each, a "Named Executive Officer"):

Name and Principal Position	Year	Salary ($)		Bonus ($)(1)		Stock Awards ($)(2)		Option Awards ($)(3)		Non-Equity Incentive Plan Compensation ($)		All Other Compensation ($)(4)		Total ($)
Bruce Davis, Chief Executive Officer and Chairman of the Board of Directors	2007 2006	$ $	410,000 410,000	$	— 32,489	$ $	500,834 276,286	$ $	255,302 150,430	$	— 225,000	$ $	6,750 6,600	$ $	1,172,886 1,100,805
Michael McConnell, Chief Financial Officer and Treasurer	2007 2006	$ $	260,000 260,000	$	— 13,713	$ $	194,120 113,319	$ $	127,188 73,685	$	— 75,000	$ $	6,750 5,767	$ $	588,058 541,484
Robert Eckel, President, Government Programs	2007 2006	$ $	270,000 270,000	$	— 14,240	$ $	167,655 41,990	$ $	339,093 448,425	$	— 83,700	$ $	6,750 5,700	$ $	783,498 864,055
Robert Chamness, Chief Legal Officer and Secretary	2007 2006	$ $	250,000 250,000	$	— 13,186	$ $	163,290 104,921	$ $	77,734 40,696	$	— 77,500	$ $	6,750 938	$ $	497,774 487,241
Reed Stager, Executive Vice President	2007 2006	$ $	250,000 250,000	$	— 13,186	$ $	131,415 73,046	$ $	77,734 42,184	$	— 58,000	$ $	6,750 3,750	$ $	465,899 440,166

(1)
No bonuses or non-equity incentive plan compensation were paid for 2007, because Digimarc did not achieve profitability. The 2006 bonus was a special bonus authorized by the Board of Directors for achieving profitability in third quarter of 2006. The column entitled Non-Equity Incentive Plan Compensation was the earned portion of their targeted bonus compensation for 2006.

(2)
These amounts represent the expense taken by us in 2007 and 2006 with respect to time based restricted stock and performance based restricted stock granted in 2007 and previous years, based on the estimated fair value of these awards calculated under FAS 123R. A summary of the assumptions we apply in calculating these estimates is set forth in the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 on page F-17 under the caption "Restricted Stock and Performance Vesting Shares." The awards for which expense is shown in this column include awards described in the Grants of Plan-Based Awards Table on page A-29 of this Information Statement and in the Outstanding Equity Awards at Fiscal Year-End Table on page A-33 of this Information Statement.

(3)
These amounts represent the expense taken by us in 2007 and 2006 with respect to stock options granted in 2007 and previous years, based on the estimated fair value of these awards. We estimate the fair value of stock options under FAS 123R using the Black-Scholes option valuation model. A summary of the assumptions we apply in calculating these amounts is set forth in the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 on pages F-15 to F-16, under the caption "Stock Options". The awards for which expense is shown in this column include awards described in the Grants of Plan-Based Awards Table on page A-29 of this Information Statement and in the Outstanding Equity Awards at Fiscal Year-End Table on page A-33 of this Information Statement.

(4)
These amounts consist of matching contributions to our 401(k) plan made in 2008 and 2007 for the 2007 and 2006 fiscal years, respectively. These contributions are made at the same rate as for all other Digimarc employees who elect to participate in the plan.

2007 GRANTS OF PLAN-BASED AWARDS TABLE

        The following table sets forth certain information with respect to stock options and other plan-based awards granted during the year ended December 31, 2007 to each of the Named Executive Officers.

											Grant Date Fair Value of Stock and Option Awards ($)
								All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)
		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards					Exercise or Base Price of Option Awards ($/Sh)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Bruce Davis	1/2/07 1/2/07 1/2/07	0	$328,000	—	0	30,000	30,000	30,000	100,000	$8.79	$ $ $	424,210 263,700 192,264
Robert Eckel	1/2/07 1/2/07 1/2/07	0	$148,500	—	0	15,000	15,000	15,000	60,000	$8.79	$ $ $	254,526 131,850 96,132
Michael McConnell	1/2/07 1/2/07 1/2/07	0	$143,500	—	0	10,000	10,000	10,000	40,000	$8.79	$ $ $	169,684 87,900 64,088
Robert Chamness	1/2/07 1/2/07 1/2/07	0	$137,500	—	0	7,500	7,500	7,500	30,000	$8.79	$ $ $	127,263 65,925 48,066
Reed Stager	1/2/07 1/2/07 1/2/07	0	$137,500	—	0	7,500	7,500	7,500	30,000	$8.79	$ $ $	127,263 65,925 48,066

Narrative to Summary Compensation Table and Grants of Plan-Based Awards Table

        Estimated Future Payouts Under Non-Equity Incentive Plan Awards.    The "target" amounts represent the 2007 annual bonus target for each Named Executive Officer.

        Estimated Future Payouts Under Equity Incentive Plan Awards.    These amounts represent the number of shares covered by performance based restricted stock awards granted on January 2, 2007. The grant date fair value of this award was determined using a Monte Carlo valuation model that resulted in a substantial discount to the fair market value of our common stock on the date of grant, based on the probability weighting of the specified performance goal.

        All Other Stock Awards.    These amounts represent the number of shares covered by time-based restricted stock award granted on January 2, 2007. The grant date fair value of this award was based on the $8.79 per share (which was the closing price on December 29, 2006, the most recent closing price of our common stock).

        All Other Option Awards.    These amounts represent the number of shares covered by stock options granted on January 2, 2007. These options have an exercise price of $8.79 per share (which was the closing price on December 29, 2006, the most recent closing price of our common stock). The grant date fair value was determined using the Black-Scholes valuation model.

Employment Agreement with Mr. Davis

        Pursuant to our employment agreement with Bruce Davis, we agreed to pay Mr. Davis an initial base salary of not less than $300,000 per year and an annual performance bonus of up to 50% of his salary per year. Consistent with its charter, the Compensation Committee annually reviews and determines the compensation of the Chief Executive Officer and other executive officers. The Compensation Committee is not restricted from setting base and bonus amounts at a higher level than as provided in Mr. Davis's employment agreement. Since the date of the employment agreement, our compensation arrangement with Mr. Davis has evolved and, over time, the Compensation Committee has determined to increase the amount of base compensation and the percentage amount of Mr. Davis's target bonus. The Compensation Committee determined in 2005 to set the base and annual performance bonus for Mr. Davis in amounts higher than those set forth in his employment agreement, as noted above in the 2007 Summary Compensation Table.

        Mr. Davis also receives vacation and other benefits as are generally provided to other Digimarc executives. Digimarc will grant additional stock options to Mr. Davis consistent with general market practices for similarly situated executives. The employment agreement provides that as long as Mr. Davis serves as our Chief Executive Officer, it is our intention that he will be nominated to serve as a director and as chairman of our Board of Directors. The employment agreement provides for an initial term from July 16, 2001 to December 31, 2002, automatically renewing for successive two-year periods unless terminated by written notice received at least one year prior to any scheduled termination.

        Other than the agreement with Mr. Davis referenced above, there are no employment contracts between Named Executive Officers and Digimarc. However, as described more fully under "Potential Post-Employment Payments" on page 34, on January 2, 2007, the Compensation Committee approved a more limited Change of Control Retention Agreement between Digimarc and each of Messrs. Eckel, McConnell, Chamness, and Stager.

Annual Cash Incentive Compensation

        We did not pay annual cash incentive bonuses for 2007 performance. The amounts paid in 2006 represent discretionary cash bonuses approved by the Board of Directors on November 2, 2006 as an award for achieving profitability in the third quarter of 2006.

        Under our incentive compensation program for executive officers, non-equity incentive plan awards are not capped at the target level. The plan allows for bonuses to be paid up to 130% of the target if our performance exceeds our plan.

Equity Compensation

        The awards included in the 2007 Summary Compensation table on page A-25 of this Information Statement include awards that are also described in the 2007 Grants of Plan-Based Awards table on page A-26 of this Information Statement and in the 2007 Outstanding Equity Awards at Fiscal Year-End table on page A-30 of this Information Statement.

        Stock Options.    All options granted to the Named Executive Officers in 2007 are intended to be incentive stock options, but only to the extent that the aggregate fair market value of the common stock with respect to which the stock options are exercisable for the first time during any calendar year under all our equity incentive plans for each executive does not exceed $100,000. Any excess over $100,000 is treated as a non-qualified stock option. Each grant allows the executive officer to acquire shares of our common stock at a fixed price per share, which is the market price on the grant date over a specified period of time up to 10 years. Such options become exercisable in monthly installments over a four-year period, contingent upon the executive officer's continued employment with us.

        Time Based Restricted Stock.    Each grant of time-based restricted stock granted to the Named Executive Officers in 2007 allows the executive officer to acquire shares of our common stock at no cost immediately at the time of the grant, subject to divestiture over a specified period of time (in this instance, four years). At the end of each of the first four years following the grant date, the restrictions will lapse on 25 percent of the restricted shares subject to each of these grants, at which time such shares are no longer subject to forfeiture.

        Performance Based Restricted Stock.    The form of agreement used in connection with the grant of performance based restricted stock to our executive officers in 2007 provides that the shares will fully vest, subject to the terms of the agreement, if the Total Stockholder Return (as defined below) for certain specified periods is equal to or greater than specified percentile targets as compared to the weighted peer group used by the Compensation Committee for the purposes of determining executive compensation for 2007. If, for the period from the date of grant to December 31, 2009, our Total Stockholder Return is equal to or greater than the 60th percentile performance of the weighted peer group, then the shares will vest in full as of December 31, 2009. However, if, for the period from the date of grant to December 31, 2008, our Total Stockholder Return is equal to or greater than the 75th percentile performance of the weighted peer group, then the shares will vest in full as of December 31, 2008. Assuming that all conditions are satisfied, the shares will vest and no longer be subject to forfeiture as of the date on which the performance condition is satisfied. Subject to certain exceptions, all rights to shares of performance based restricted stock are contingent on the executive remaining continuously employed by us, or any parent or subsidiary of Digimarc, from the grant date through the vesting date. The shares will be automatically forfeited on the third anniversary of the date of grant if the performance condition has not been fully satisfied by such time.

        We calculate Total Stockholder Return by dividing (i) the change in the share price from December 31, 2006 to the end of the relevant measurement period, plus dividends paid during such period (including stock splits, cash dividends, stock dividends and share repurchases) by (ii) the share price at the date of grant. For purposes of the above calculation, the share price is the closing price on the relevant measurement date. Because the stock markets were closed on January 1, 2007 (the beginning of the measurement periods), we used the closing price on Friday, December 29, 2006, which was the last preceding trading date for which a closing price was reported. Accordingly, the share price of our common stock on January 1, 2007 is deemed to be $8.79, the closing price on December 29, 2006.

        For purposes of determining whether we have met the performance conditions, the Total Stockholder Return of each of the peer companies in Group I is weighted by a factor of three and the Total Stockholder Return of each of the peer companies in Group II is given no additional weighting. The Compensation Committee determines the precise formula to be used to calculate our percentile ranking calculation. The Compensation Committee also makes additional adjustments to the calculation of Total Stockholder Return and percentile ranking as it deems appropriate to reflect changes in our outstanding shares or any of the companies that comprise the peer group, or other similar non-market factors that may affect share price. The Compensation Committee chose the Total Stockholder Return of Digimarc relative to its peer group as the performance measure in order to closely align a portion of compensation with direct benefit to stockholders. Since we based a portion of short term incentive compensation (annual incentive cash bonus) on target levels of return on equity, we felt it appropriate to use share price as the performance measure for performance based restricted stock. We utilized an "all or nothing" approach in structuring the performance measure in order to provide the maximum incentive to reach the specified goal. We may consider revising the "all or nothing" approach in future years to more closely reflect other comparable programs in the peer group.

        This approach differed from that used in connection with the grant of performance based restricted stock to our executive officers in 2006, which provided that the shares would fully vest, subject to the terms of the agreement, if the closing price of our common stock is at least $15 for more than 30 consecutive calendar days during the period that begins on the grant date and ends on the third anniversary of the grant date.

Stock Burn Rate

        We provide stock option grants with the oversight and approval of the Compensation Committee: (1) initially to all our new employees, consistent with typical grants provided to similarly situated employees by similarly situated companies, (2) annually to our members of the Board of Directors, (3) annually to our executive and non-executive officers, and (4) annually to employees who have met or exceeded certain performance and contribution criteria. The Compensation Committee periodically reviews our gross and the net burn rates. The Compensation Committee endeavors to ensure that our net burn rate approximates the average rate within our peer group as well as the average rates within broader industry groups, and that the annual and the three-year average gross burn rates are within the recommended range of outside stockholder advisory groups. The Compensation Committee has determined to maintain our net stock burn rate at a level consistent with the burn rate of other companies in the software and broad high technology industry, establishing a net burn rate target not to exceed 4%.

        For purposes of determining the net stock burn rate, we determine the sum of all options plus restricted shares granted during the course of the year, subtracts the options and restricted shares that are cancelled and returned to the plan, and divides the balance (the net options and restricted shares issued) by the shares outstanding at the end of the year. The gross burn rate is determined by taking the sum of all options plus restricted shares granted during the course of the year and dividing that amount by the shares outstanding at the end of the year. During 2007, the net options and restricted shares issued totaled 232,248, and the gross options and restricted shares issued totaled 921,035. There were 21,838,375 shares outstanding at December 31, 2007, resulting in a net burn rate of 1.06%, compared to a targeted cap of 4%, and a gross burn rate of 4.19%.

        We also monitor the burn rate using the methodology of RiskMetrics Group (formerly Institutional Shareholders Service (ISS)), which weights the issuance of restricted stock and other full value share awards. Using that approach, we had a net burn rate of 1.67% in 2007 and a gross burn rate of 4.80%.

2007 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE

        The following table provides summary information, as to the Named Executive Officers, concerning outstanding equity awards as of December 31, 2007.

									Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(4)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(5)
	Option Awards(1)					Stock Awards
								Market Value of Shares or Units of Stock That Have Not Vested ($)(3)
							Number of Shares or Units of Stock That Have Not Vested (#)(2)
		Number of Securities Underlying Unexercised Options (#)	Number of Securities Underlying Unexercised Options (#)
				Option Exercise Price ($)
Name	Grant Date					Option Expiration Date
		Exercisable	Unexercisable
Bruce Davis	01/31/00 07/17/00 12/21/00 12/18/01 06/25/02 12/12/02 01/02/04 01/05/05 01/03/06 01/02/07	100,000 200,000 250,000 150,000 50,000 200,000 110,000 25,000 89,569 22,917	90,431 77,083	$ $ $ $ $ $ $ $ $ $	53.9375 26.25 14.125 18.16 8.67 15.24 13.00 9.07 5.91 8.79	01/31/10 07/17/10 12/21/10 12/18/11 06/25/12 12/12/12 01/02/14 01/05/15 01/03/16 01/02/17	85,250	$751,905	65,000	$573,300
Robert Eckel	04/15/05 01/03/06 01/02/07	169,423 59,713 13,750	80,577 60,287 46,250	$ $ $	6.00 5.91 8.79	04/15/15 01/03/16 01/02/17	33,750	$297,675	40,000	$352,800
Michael McConnell	06/01/04 01/05/05 01/03/06 01/02/07	200,000 10,000 32,344 9,167	32,656 30,833	$ $ $ $	11.53 9.07 5.91 8.79	06/01/14 01/05/15 01/03/16 01/02/17	33,000	$291,060	25,000	$220,500
Robert Chamness	01/02/02 12/12/02 01/02/04 01/05/05 01/03/06 01/02/07	100,000 28,000 30,000 10,000 24,880 6,875	25,120 23,125	$ $ $ $ $ $	19.93 15.24 13.00 9.07 5.91 8.79	01/02/12 12/12/12 01/02/14 01/05/15 01/03/16 01/02/17	26,750	$235,935	17,500	$154,350
Reed Stager	05/05/00 07/21/00 12/21/00 12/18/01 06/25/02 12/12/02 01/02/04 01/05/05 01/03/06 01/02/07	100,000 12,500 81,000 38,000 14,500 28,000 30,000 6,000 24,880 6,875	25,120 23,125	$ $ $ $ $ $ $ $ $ $	31.00 21.75 14.125 18.16 8.67 15.24 13.00 9.07 5.91 8.79	05/05/10 07/21/10 12/21/10 12/18/11 06/25/12 12/12/12 01/02/14 01/05/15 01/03/16 01/02/17	22,500	$198,450	17,500	$154,350

(1)
Option awards vest monthly over a four-year period following the date of grant contingent upon the executive officer's continued employment with us.

(2)
The awards in this column consist of shares of time based restricted stock granted in 2007 and prior years. These shares will vest annually over a four-year period following the date of grant contingent upon the executive officer's continued employment with us.

(3)
Based on the $8.82 per share closing price of our common stock on December 31, 2007 (which was the last trading day of the 2007 fiscal year).

(4)
The awards in this column consist of shares of performance based restricted stock granted in 2007 and prior years. The 2007 shares will fully vest, subject to the terms of the agreement, if the Total Stockholder Return for certain specified periods is equal to or greater than specified percentile targets as compared to the weighted peer group used by the Compensation Committee for the purposes of determining executive compensation for 2007. If, for the period from the date of grant to December 31, 2009, our Total Stockholder Return is equal to or greater than the 60th percentile performance of the weighted peer group, then the shares shall vest in full as of December 31, 2009. However, if, for the period from the date of grant to December 31, 2008, our Total Stockholder Return is equal to or greater than the 75th percentile performance of the weighted peer group, then the shares will vest in full as of December 31, 2008. The shares will be automatically forfeited on the third anniversary of the date of grant if the performance condition has not been fully satisfied by such time.

(5)
Based on the $8.82 per share closing price of our common stock on December 31, 2007 (which was the last trading day of the 2007 fiscal year).

        The awards in the Outstanding Awards at Fiscal Year-End table include awards that are also described in the 2007 Summary Compensation Table on page A-25 of this Information Statement and in the 2007 Grants of Plan-Based Awards Table on page A-26 of this Information Statement.

2007 OPTION EXERCISES AND STOCK VESTED TABLE

        The following table provides summary information, as to the Named Executive Officers, concerning stock options exercised and stock awards vested during 2007.

	Stock Awards
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
Bruce Davis	37,750	$329,455
Robert Eckel	6,250	$52,625
Michael McConnell	15,500	$135,210
Robert Chamness	14,250	$124,685
Reed Stager	10,000	$87,200

(1)
Based on the $8.82 per share closing price of our common stock on December 31, 2007, the last trading day of the 2007 calendar year.

2007 POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

        Davis Employment Agreement.    We have entered into an employment agreement with Mr. Davis, which is described on page A-27 of this Information Statement. The employment agreement provides that if Digimarc terminates Mr. Davis's employment without cause, or if Mr. Davis terminates his employment due to an adverse change in conditions of his employment, Mr. Davis's stock options will immediately and fully vest and Digimarc will be obligated to continue to pay Mr. Davis the benefits described below for two years from the date of termination. "Cause" is defined as "an action or inaction adverse to Digimarc, including dishonesty, grossly negligent misconduct, willful misconduct, disloyalty, an act of bad faith, neglect of duty or material breach of the employment agreement." "Adverse change" includes any of the following changes, if done without Mr. Davis's prior written consent: reduction in title or responsibilities, or mandatory relocation more than 35 miles from current place of employment. For a period of two years following the date of termination, Mr. Davis would continue to receive base compensation at the level in effect on the date of termination and annual bonus compensation at the level earned in the most recent fiscal year. These amounts would be paid according to our standard payroll schedules from the date of termination, as if Mr. Davis had not been terminated. For a period of two years following the date of termination, we would also provide, for Mr. Davis and his dependents, continued health, disability and other fringe benefits as are generally provided to other executives of Digimarc. In addition, in consideration for the provisions in the employment agreement providing for the post-termination payments described above, Mr. Davis has agreed to certain non-competition and non-solicitation obligations in our favor.

        Stock Option Policy.    The Board of Directors adopted a policy, applicable to all current and future officers, pursuant to which all shares subject to stock options that have not vested will immediately vest if the following two conditions are met:

  •
  we merge with another company, which results in a change of control of Digimarc, or we sell substantially all of our assets to another company; and

  •
  the officer's employment is terminated, or constructively terminated, within twelve months thereafter.

        Restricted Stock Agreement.    The Compensation Committee approved a form of the restricted stock agreement for restricted stock awards (both time based and performance based) granted to officers of Digimarc pursuant to our 1999 Stock Incentive Plan, which provides, among other things, that the shares will vest in full upon the termination of the officer's employment without cause or the officer's resignation for good reason following a change in control of Digimarc. Notwithstanding the foregoing, the Compensation Committee has discretionary authority to determine the terms and conditions of any award granted under the 1999 Stock Incentive Plan.

        Change of Control Retention Agreement.    On January 2, 2007, the Compensation Committee approved a form of Change of Control Retention Agreement to be entered into by and between Digimarc and each of Messrs. McConnell, Eckel, Chamness, and Stager. The Change of Control Retention Agreement is effective until December 31, 2009 and provides for certain severance benefits in the event of termination of the executive without cause by Digimarc, or termination by the executive for good reason, within 12 months following a change of control of Digimarc or the sale of certain divisions of Digimarc during the term of the Change of Control Retention Agreement. "Cause" is defined as willful misconduct that is significantly injurious to us; fraud, dishonesty, embezzlement, misrepresentation or theft of Digimarc; conviction of (or plea of no contest to) a felony or crime involving moral turpitude; breach of any agreement with Digimarc; unauthorized disclosure of Digimarc's proprietary or confidential information or breach of any confidentiality/invention/proprietary information agreement(s) with Digimarc; violation of our Code of Ethics (if applicable), Code of Business Conduct and Ethics or any other employment rule, code or policy; continued failure or refusal to follow our lawful instructions after five days has passed following delivery of a written notice identifying the failure or refusal; a court order or a consent decree barring the executive from serving as an officer or director of a public company; or continued failure to meet and sustain an acceptable level of performance of Executive's duties and obligations to Digimarc for thirty days following notice of failure to perform.

        "Good reason" is defined as a substantial reduction in duties or responsibilities (with certain exceptions); a material reduction in base salary, benefits or total cash compensation, other than as part of an overall reduction for all employees at the same level; a mandatory transfer to another geographic location more than 35 miles from the prior location of employment, other than normal business travel obligations; the failure of a successor to Digimarc to assume the obligations under the agreement; or Digimarc's failure to comply with its obligations under the agreement.

        The severance benefits payable upon such a termination include 12 months' salary, a prorated bonus payment and up to 18 months' premiums necessary to continue the executive's health insurance coverage under our health insurance plan and are conditioned upon the executive signing a release of claims.

        The following table summarizes potential payments to each of the Named Executive Officers upon termination of employment or a change in control. The amounts set forth in the table are based on the assumption that the triggering event occurred on the last business day of our last completed fiscal year and that our stock price was the closing market price per share on that date. In the case of stock options, the value of the acceleration was determined based on the difference between (i) the exercise price of the shares for which vesting was accelerated and (ii) the $8.82 closing price on December 31, 2007. In the case of restricted stock, the value of the acceleration was determined by multiplying (i) the number of shares for which vesting was accelerated by (ii) the $8.82 per share closing price on December 31, 2007.

Name	Benefit	Before Change in Control Termination w/o Cause or for Good Reason		After Change in Control Termination w/o Cause or for Good Reason
Bruce Davis	Stock Option Vesting Acceleration Restricted Stock Vesting Acceleration Salary Continuation Bonus Continuation Benefits Continuation	$ $ $ $ $	265,467 1,325,205 820,000 0 33,498	$ $ $ $ $	265,467 1,325,205 820,000 0 33,498
	Total Value		$2,444,170		$2,444,170
Robert Eckel	Stock Option Vesting Acceleration Restricted Stock Vesting Acceleration Salary Continuation Bonus Continuation Benefits Continuation	$ $ $ $ $	0 0 0 0 0	$ $ $ $ $	404,050 650,475 270,000 0 25,123
	Total Value		$0		$1,349,648
Michael McConnell	Stock Option Vesting Acceleration Restricted Stock Vesting Acceleration Salary Continuation Bonus Continuation Benefits Continuation	$ $ $ $ $	0 0 0 0 0	$ $ $ $ $	95,954 511,560 260,000 0 17,490
	Total Value		$0		$885,004
Robert Chamness	Stock Option Vesting Acceleration Restricted Stock Vesting Acceleration Salary Continuation Bonus Continuation Benefits Continuation	$ $ $ $ $	0 0 0 0 0	$ $ $ $ $	73,793 390,285 250,000 0 25,123
	Total Value		$0		$739,201

Reed Stager	Stock Option Vesting Acceleration Restricted Stock Vesting Acceleration Salary Continuation Bonus Continuation Benefits Continuation	$ $ $ $ $	0 0 0 0 0	$ $ $ $ $	73,793 352,800 250,000 0 15,549
	Total Value		$0		$692,142

        The salary continuation amounts shown in the table above are based on the Named Executive Officer's base salary in 2007. Bonus amounts shown in the table represent the cash bonus earned by the Named Executive officer in 2007 under our annual incentive bonus cash compensation program.

RELATED PERSON TRANSACTIONS

Transactions with Directors and Executive Officers

        Under Section 145 of the Delaware General Corporation Law, we have broad powers to indemnify our directors and officers against liabilities they may incur in those capacities, including liabilities under the Securities Act of 1933. Section 7 of our Certificate of Incorporation provides that, to the fullest extent permitted by Delaware law, none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Article IX of our Bylaws also provides for mandatory indemnification of our directors, officers, employees and agents to the fullest extent permissible under the Delaware General Corporation Law. Delaware law provides that directors of a company will not be personally liable to the company or its stockholders for monetary damages for breach of their fiduciary duties as directors, except liability for (a) any breach of their duty of loyalty to the company or its stockholders, (b) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (c) unlawful payments of dividends or unlawful stock repurchases or redemptions or (d) any transaction from which the directors derived an improper personal benefit. Our Bylaws further provide that the right of indemnification will continue with respect to a person who has ceased to be a director, officer, employee or agent of Digimarc. Responsibility for determinations with respect to indemnification will be made by our Board of Directors.

        We have entered into an agreement with each of our directors and executive officers that requires us to indemnify these persons against any expense, liability or loss, including attorneys' fees, judgments, fines, ERISA excise taxes and penalties, amounts paid or to be paid in settlement, any interest, assessments or other imposed charges, and any federal state, local or foreign taxes imposed as a result of the actual or deemed receipt of any payment under the agreement, paid or incurred in connection with investigating, defending, being a witness in, or participating in, or preparing for any of the foregoing in, any proceeding relating to any event or occurrence by reason of the fact that the person is or was a director or officer of Digimarc, or is or was serving at our request in various capacities. The indemnification agreements also set forth procedures that apply in the event of a claim for indemnification. We have also obtained a policy of directors' and officers' liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in specified circumstances.

Policies and Procedures for Approving Transactions with Related Persons

        Our Governance and Nominating Committee, in executing the responsibilities delegated to it, reviews, considers, and approves, rejects or qualifies all related person transactions between Digimarc and our officers, directors, principal stockholders and affiliates. The Governance and Nominating

Committee consists of disinterested, non-employee directors. The Governance and Nominating Committee has determined that, as a general rule, transactions between Digimarc and its officers, directors, principal stockholders and affiliates should be on terms no less favorable to us than could be obtained from unaffiliated third parties. Digimarc maintains written policies governing such transactions.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

        Section 16(a) of the Exchange Act requires our directors and executive officers and persons who beneficially own more than ten percent of our common stock to file initial reports of ownership and changes in their beneficial ownership of our common stock and other equity securities with the SEC and The Nasdaq Global Market.

        To our knowledge, based solely on review of the copies of reports furnished to us and written representations from reporting persons regarding compliance, during the year ended December 31, 2007, we believe that all applicable Section 16(a) transactions were reported on a timely basis, except that Scott Carr, our former Executive Vice President, filed one late Form 4 to report one transaction.

ANNEX B

OPINION OF IMPERIAL CAPITAL

June 29, 2008

The Board of Directors of Digimarc Corporation
9405 SW Gemini Drive
Beaverton, Oregon 97008

Members of the Board:

        We understand that L-1 Identity Solutions, Inc. ("L-1"), a wholly-owned subsidiary L-1 ("Merger Sub"), and Digimarc Corporation ("Digimarc" or the "Company") propose to enter into a transaction in which L-1 would acquire Digimarc on the terms and subject to the conditions set forth in an amended and restated agreement and plan of merger among such parties (the "Transaction"). In connection with the acquisition and prior to its closing (and prior to the acquisition of any shares of the Company's capital stock by L-1 and/or Merger Sub), the Company will contribute certain assets relating to the Company's digital watermarking business to a newly formed subsidiary ("Newco") and effect a distribution of 100% of the common stock of Newco to the Company's stockholders (the "Spin-off"). In connection with the Transaction, the Company's shareholders will receive aggregate consideration of $310,000,000 in cash (the "Consideration") on the terms and subject to the conditions set forth in the amended and restated agreement and plan of merger.

        The Company has requested that we provide you with our opinion as to the fairness, from a financial point of view, to the holders of Digimarc common stock of the Consideration to be received in the Transaction. We are not opining on, and this opinion does not constitute an opinion with respect to, the terms of, or the Company's underlying business decision to effect, the Spin-off (including, without limitation, a warrant to be issued by Newco to L-1 or any consideration therefore paid by L-1), the Company's underlying business decision to effect the Transaction, any legal, tax or accounting issues concerning the Transaction or the Spin-off, or any terms of the Transaction (other than the Consideration) or the Spin-off. Without limiting the generality of the foregoing, we did not prepare valuation analyses with respect to the Company's watermarking business unit and we express no opinion with respect to its value.

        In connection with this opinion, we have made such reviews, analyses, and inquiries as we have deemed necessary and appropriate under the circumstances. We have, among other things:

  (i)
  Analyzed certain publicly available information of the Company that we believe to be relevant to our analysis, including the Company's annual reports on Form 10-K for the fiscal years ending December 31, 2005, December 31, 2006, and December 31, 2007;

  (ii)
  Analyzed certain publicly available information of L-1 that we believe to be relevant to our analysis, including L-1's annual report on Form 10-K for the fiscal year ending December 31, 2007;

  (iii)
  Reviewed certain internal financial forecasts and budgets prepared and provided by Digimarc's and L-1's managements, including L-1's pro forma model prepared by its management;

  (iv)
  Reviewed a valuation analysis of the Company's digital watermarking business prepared by RA Capital Advisors;

  (v)
  Met with and held discussions with certain members of Digimarc's and L-1's managements to discuss the companies' operations and future prospects;

  (vi)
  Reviewed industry reports and publications;

  (vii)
  Reviewed public information with respect to certain other public companies with business lines and financial profiles which we deemed to be relevant;

  (viii)
  Reviewed the implied financial multiples and premiums paid in merger and acquisition transactions which we deemed to be relevant;

  (ix)
  Reviewed current and historical market prices of Digimarc and L-1 common stock, as well as the trading volume and public float of such common stock;

  (x)
  Reviewed the Agreement and Plan of Merger, dated as of March 21, 2008, among L-1, Merger Sub and the Company, including material schedules and exhibits;

  (xi)
  Reviewed the June 29, 2008 draft amended and restated agreement and plan of merger, including material schedules and exhibits (the "Merger Agreement"); and

  (xii)
  Conducted such other financial studies, analyses and investigations and took into account such other matters as we deemed necessary, including our assessment of general economic and monetary conditions.

        In giving our opinion, we have relied upon the accuracy and completeness of the foregoing financial and other information and have not assumed responsibility for independent verification of such information, and we have not conducted and, other than the valuation analysis of the Company's digital watermarking business prepared by RA Capital Advisors, we have not been furnished with any current independent valuation or appraisal of any assets of Digimarc or L-1 or any appraisal or estimate of liabilities of Digimarc or L-1. With respect to the financial forecasts, we have assumed, with your consent, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of Digimarc and L-1 as to the future financial performance of the companies. We have also relied upon the assurances of management of both companies that they are unaware of any facts that would make the information or financial forecasts provided to us incomplete or misleading. We assume no responsibility for, and express no view as to, such financial forecasts or the assumptions on which they are based.

        Our opinion is based upon economic, market and other conditions as they exist and can be evaluated on the date hereof and does not address the fairness of the Consideration as of any other date. The financial markets in general, and the markets for the securities of the companies in particular, are subject to volatility, and our opinion does not purport to address potential developments in the financial markets or in the markets for the securities of the companies after the date hereof. We express no opinion as to the prices at which Company common stock or Newco common stock will trade at any time. In rendering this opinion, we have assumed, with your consent that (i) the final executed form of the Merger Agreement does not differ in any material respect from the draft that we have examined, (ii) the parties to the Merger Agreement will comply with all the material terms of the Merger Agreement, and (iii) the Transaction will be consummated in accordance with the terms of the Merger Agreement without any adverse waiver or amendment of any material term or condition thereof. We have also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any material adverse effect on L-1, the Company or the Transaction.

        Our opinion expressed herein has been prepared at the request of the Company for the information of the Board of Directors of Digimarc in connection with their consideration of the Transaction. Our opinion does not constitute a recommendation as to any action the Company or any stockholder of the Company should take in connection with the Transaction or any aspect thereof. Our opinion does not address the merits of the underlying decision by the Company to engage in the Transaction or the relative merits of any alternatives discussed by the Board of Directors of Digimarc. In addition, we express no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transaction or any class of such persons. This opinion may not be reproduced, disseminated, quoted or referred to at any time without our prior written consent, except that a copy of the opinion may be reproduced in full and otherwise referred to in the Company's proxy statement and related filings describing the Transaction.

        We have acted as financial advisor to the Company in connection with the Transaction and will receive a fee from the Company for our services, a substantial portion of which is contingent upon the successful completion of the Transaction. In addition, we will receive a fee from the Company for issuing our opinion and no portion of such fee is contingent upon the consummation of the Transaction or the conclusion reached in our opinion. The Company has also agreed to indemnify us for certain liabilities arising from our engagement. Furthermore, subject to the terms and conditions of our engagement, we may be entitled to a fee in the event of a subsequent sale of Newco or its assets.

        In December 2007, Imperial Capital, LLC ("Imperial Capital") purchased the ongoing business of USBX Advisory Services, LLC ("USBX"). USBX and certain former USBX professionals, now employed by Imperial Capital, have provided financial advisory services for L-1 in the past, including the issuance of a fairness opinion to L-1 (then known as Viisage Technology, Inc.) in connection with its acquisition of Identix Incorporated which was consummated in August 2006. In addition, one of such professionals currently owns shares of Digimarc's common stock.

        In the ordinary course of our business, we may actively trade the debt and equity securities of Digimarc and L-1 for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. The issuance of this opinion was approved by an authorized committee of Imperial Capital.

        Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration in the Transaction is fair from a financial point of view to the stockholders of Digimarc.

Very truly yours,

/s/ IMPERIAL CAPITAL, LLC

Imperial Capital, LLC

ANNEX C

APPRAISAL RIGHTS UNDER THE DELAWARE GENERAL CORPORATION LAW

§ 262. Appraisal rights.

        (b)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

        (c)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

          (1)   Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

          (2)   Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

            a.     Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

            b.     Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

            c.     Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

            d.     Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

          (3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

        (d)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

        (e)   Appraisal rights shall be perfected as follows:

          (1)   If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2)   If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

        (f)    Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.

        (g)   Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

        (h)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

        (i)    After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

        (j)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

        (k)   The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

        (l)    From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

        (m)  The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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TABLE OF CONTENTS
  Item 1. Subject Company Information.
  Item 2. Identity and Background of the Filing Persons.
  Item 3. Past Contacts, Transactions, Negotiations and Agreements.
  Item 4. The Solicitation or Recommendation.
  Item 5. Person/Assets, Retained, Employed, Compensated or Used.
  Item 6. Interest in Securities of the Subject Company.
  Item 7. Purposes of the Transaction and Plans or Proposals.
  Item 8. Additional Information.
  Item 9. Exhibits.
SIGNATURE
ANNEX A
INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER
PURCHASER DESIGNEES
CERTAIN INFORMATION CONCERNING DIGIMARC
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
CURRENT BOARD OF DIRECTORS
CORPORATE GOVERNANCE
REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS
DIRECTOR COMPENSATION
2007 DIRECTOR COMPENSATION TABLE
MANAGEMENT
COMPENSATION COMMITTEE REPORT
EXECUTIVE COMPENSATION COMPENSATION DISCUSSION AND ANALYSIS
2007 SUMMARY COMPENSATION TABLE
2007 GRANTS OF PLAN-BASED AWARDS TABLE
2007 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE
2007 OPTION EXERCISES AND STOCK VESTED TABLE
2007 POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL
RELATED PERSON TRANSACTIONS
SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
ANNEX B OPINION OF IMPERIAL CAPITAL
ANNEX C APPRAISAL RIGHTS UNDER THE DELAWARE GENERAL CORPORATION LAW